Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1.	Identity of Company
1.1	Name and Address of Company

The Stars Group Inc.

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

References to the “The Stars Group” or “the Company” in this business acquisition report (this “Report”) refer to The Stars Group Inc. and its subsidiaries or any one or more of them, unless the context requires otherwise.

1.2	Executive Officer

The following is the name and business telephone number of an executive officer of The Stars Group who is knowledgeable about the significant acquisition and this Report:

Brian Kyle

Chief Financial Officer

+1 437-371-5742

Item 2.	Details of Acquisition
2.1	Nature of Business Acquired

On July 10, 2018, The Stars Group completed, through an indirect wholly-owned subsidiary, its previously announced acquisition (the “SBG Acquisition”) of Cyan Blue Topco Limited and its subsidiaries, carrying on business as Sky Betting & Gaming (“SBG”). The SBG Acquisition was completed pursuant to a sale and purchase deed among The Stars Group and certain of its subsidiaries, Cyan Blue Jerseyco Limited, Sky UK Limited (a subsidiary of Sky plc, and together with its subsidiaries, “Sky”), Cyan Blue Manco Limited and 12 individual management shareholders (the “Acquisition Agreement”).

SBG is a leading mobile-led online betting and gaming provider that currently primarily operates in the UK. During 2016, SBG began to expand internationally, and currently, SBG holds gaming operator licenses in the UK, Ireland, Alderney, Italy and Malta. SBG exclusively licenses the “Sky” brand for certain betting and gaming products and has long-term commercial agreements with Sky that provide for advertising and certain exclusive digital integration with “Sky Sports”.

SBG currently operates in four business lines:

Betting. SBG’s betting brand, Sky Bet, is one of the UK’s leading online betting operators by number of customers, offering pre-match and in-play odds in a wide range of markets, including football, horseracing, greyhound racing, golf, cricket, tennis, rugby, politics and TV and film. SBG also operates some of the UK’s most popular free-to-play sports games (included within the betting business line), such as Soccer Saturday Super 6, Sky Sports Fantasy Football, Sky Sports Fantasy Six-A-Side and ITV Pick 7.

Gaming. SBG’s gaming offerings are delivered through the Sky Vegas, Sky Casino, Sky Poker, and Sky Bingo brands. Sky Vegas is one of the UK’s leading online gaming brands by customers, with a product offering of more than 600 games, including table games (such as roulette and blackjack) and a range of slot machine and instant win games. Sky Casino offers SBG’s customers a live casino experience 24 hours a day. In addition to live games, Sky Casino offers a broad range of slot machine content and random number generator table games. Sky Poker is one of the UK’s leading online poker rooms, with an enriched experience that includes chat, tournaments and poker in contemporary formats. Sky Bingo aims to provide the exciting and social feel of bingo and includes a chat function and competitions. Finally, SBG owns Core Gaming, a proprietary in-house game development studio that provides new content for SBG and also licenses its games to third-party operators on a business-to-business basis.

Oddschecker. SBG’s Oddschecker is one of the UK’s leading odds comparison websites and provides its customers with easy access to betting odds, tips and other information. Oddschecker operates websites in the UK, Ireland, Italy, Germany, Australia, Denmark and Spain.

International. SBG’s international offering provides online sports betting and gaming (excluding bingo and poker) products and services to customers in Italy, and online sports betting products to customers in Germany and Austria. These international markets each have a strong sporting heritage and an established Sky brand presence.

For further information regarding the nature of the business of SBG, please refer to the information in the prospectus supplement of The Stars Group, dated June 21, 2018 (the “Prospectus Supplement”) under the headings “Business of Sky Betting & Gaming”, “Management’s Discussion & Analysis of Sky Betting & Gaming” and “Risk Factors – Risks Related to the Business of Sky Betting & Gaming”. The Prospectus Supplement is available under The Stars Group’s profile on SEDAR at www.sedar.com.

2.2	Acquisition Date

The Stars Group completed the SBG Acquisition on July 10, 2018.

2.3	Consideration

The aggregate purchase price for the SBG Acquisition under the Acquisition Agreement was $4.7 billion, of which $3.6 billion was paid in cash and the remainder was paid through the issuance of 37,934,054 newly issued common shares of The Stars Group.

To finance the cash portion of the purchase price of the SBG Acquisition, repay the Company’s existing first lien term loans and repay SBG’s existing long-term debt, The Stars Group used cash on its balance sheet, $621.8 million of net proceeds (before expenses and excluding the over-allotment) from the issuance of additional common shares as a result of an equity offering under the Prospectus Supplement and incurred or issued new debt consisting of:

•	$100 million from its revolving credit facility, which was increased to $700 million, priced at LIBOR plus 3.25% and maturing in five years;
•	$4,567 million equivalent in new first lien term loans, comprising a U.S. dollar denominated tranche of $3,575 million priced at LIBOR plus 3.50% and a Euro denominated tranche of €850 million priced at Euribor plus 3.75%, and each with a 0% floor and maturing in seven years; and
•	$1,000 million in 7.0% unsecured senior notes due July 2026 issued by certain subsidiaries of the Company.

Unless otherwise noted, all dollar ($) amounts in this Report are in U.S. dollars.

2.4	Effect on Financial Position

The Stars Group does not have any current plans or proposals for material changes to the respective activities of The Stars Group or SBG that would have a significant effect on The Stars Group’s financial performance or financial position.

See the unaudited pro forma condensed consolidated financial statements of The Stars Group as well as the notes thereto, included in Schedule B hereto, for information on the effect of the SBG Acquisition on the financial position of The Stars Group.

2.5	Prior Valuations

To the knowledge of The Stars Group, there has been no valuation opinion obtained within the last 12 months by The Stars Group or SBG required by securities legislation of a Canadian exchange or market to support the consideration paid by The Stars Group for the SBG Acquisition.

2.6	Parties to the Transactions

The SBG Acquisition was not a transaction with an informed person, associate or affiliate of The Stars Group (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations).

2.7	Date of Report

September 17, 2018.

Item 3.	Financial Statements and Other Information

The following financial statements, together with the notes thereto, are included as schedules to this Report:

1.	The audited consolidated financial statements of SBG for the years ended June 30, 2018 and 2017, together with the independent auditor’s report thereon, included as Schedule A hereto.
2.	The unaudited pro forma condensed consolidated financial statements of The Stars Group included as Schedule B hereto, consisting of its:
(a)	unaudited pro forma condensed consolidated statement of earnings for the six months ended June 30, 2018;
(b)	unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2017;

(c)	unaudited pro forma condensed consolidated statement of financial position as at June 30, 2018; and
(d)	pro forma earnings per share based on the unaudited pro forma condensed consolidated statements of earnings referred to above.

Cautionary Note Regarding Forward-Looking Statements

This Report contains certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the Company’s annual information form for the year ended December 31, 2017 (the “2017 Annual Information Form”) and in the “Risk Factors” section of the Prospectus Supplement: the heavily regulated industry in which the Company carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate, and market its product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully; the Company’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; the Company’s secured credit facilities contain covenants and other restrictions that may limit the Company’s flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; the Company’s exposure to greater than anticipated tax liability; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Company in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events; contractual relationships of SBG or the Company with Sky; counterparty risks; failure of systems and controls of the Company to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming and betting industry; bookmaking risks; an ability to realize projected financial increases attributable to acquisitions and the Company’s business strategies; and an ability to realize all or any of the Company’s estimated synergies and cost savings in connection with acquisitions. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2017 Annual Information Form, under the heading “Risk Factors” in the Prospectus Supplement, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities, should be considered carefully.

The foregoing list of important factors and assumptions may not contain all the material factors and assumptions that are important to shareholders and investors. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this Report describe the Company’s expectations as of the date of this Report or other specified date, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements to reflect events and circumstances after the date hereof or to reflect the occurrence of unanticipated events, except in accordance with applicable securities laws.

Exhibit 99.1

SCHEDULE A – AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF SBG

See attached.

Cyan Blue Topco Limited

Non-statutory financial statements

for the year ended 30 June 2018

Registered on the Island of Jersey

Registered number: 116297

Directors’ Responsibilities Statement

The directors are responsible for preparing the non-statutory financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year.  Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRSs).  Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.  In preparing these financial statements, International Accounting Standard 1 requires that directors:

•properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
•

provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

•make an assessment of the company's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group.  They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Cyan Blue Topco Limited

Independent auditor’s report to the members of Cyan Blue Topco Limited

Report on the audit of the non-statutory financial statements

Opinion

In our opinion the non-statutory financial statements:

•	give a true and fair view of the state of the Group’s affairs as at 30 June 2018 and 30 June 2017 and of its losses for the years then ended; and
•	have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

We have audited the non-statutory financial statements of Cyan Blue Topco Limited and its subsidiaries (the ‘Group’) which comprise:

•the consolidated statement of comprehensive income;

•the consolidated balance sheet;

•the consolidated cash flow statement;

•the consolidated statement of changes in equity; and

•the related notes 1 to 31.

The financial reporting framework that has been applied in the preparation of the Group’s financial statements is IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the non-statutory financial statements section of our report.

We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the non-statutory financial statements in the UK, including the Financial Reporting Council’s (FRC’s) Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

We are required by ISAs to report in respect of the following matters where:

•	the directors’ use of the going concern basis of accounting in preparation of the non-statutory financial statements is not appropriate; or
•

the directors have not disclosed in the non-statutory financial statements any identified material uncertainties that may cast significant doubt about the Group’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the non-statutory financial statements are authorised for issue.

We have nothing to report in respect of these matters.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the non-statutory financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is

Cyan Blue Topco Limited

Independent auditor’s report to the members of Cyan Blue Topco Limited necessary to enable the preparation of non-statutory financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the non-statutory financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the non-statutory financial statements

Our objectives are to obtain reasonable assurance about whether the non-statutory financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these non-statutory financial statements.

A further description of our responsibilities for the audit of the non-statutory financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Deloitte LLP

Leeds, United Kingdom

23 August 2018

Cyan Blue Topco Limited

Consolidated Statement of Comprehensive Income

For the year ended 30 June 2018

	Notes	Year ended 30 June 2018	Year ended 30 June 2017
		£’000	£’000

Revenue	2	670,466	515,765
Cost of sales		(170,334)	(140,232)
Gross profit		500,132	375,533

Operating expenses	3	(413,413)	(306,959)
Operating profit		86,719	68,574

Revaluation gain /(loss) on financial instruments measured at fair value	4	7,757	(2,464)
Investment income	5	3,267	1,670
Finance costs	5	(91,901)	(70,811)
Profit/(loss) before tax	6	5,842	(3,031)

Tax expense	7	(21,124)	(2,964)
Loss for the year attributable to equity shareholders		(15,282)	(5,995)

Other comprehensive income/(loss):
Items that may subsequently be reclassified to profit or loss Change in value of available-for-sale financial assets	24	1,179	(1,106)
Gain on cash flow hedges		21,700	-
Reclassification adjustment of de-designated cash flow hedge		(21,700)	-
Transfer to statement of comprehensive income	24	166	-
Other comprehensive profit/(loss) for the year, net of tax		1,345	(1,106)
Total comprehensive loss for the year attributable to the equity shareholders		(13,937)	(7,101)

The accompanying notes are an integral part of this Consolidated Statement of Comprehensive Income.

All results relate to continuing operations.

Cyan Blue Topco Limited

Consolidated Balance Sheet

As at 30 June 2018

	Notes	2018	2017
		£’000	£’000
Non-current assets
Goodwill	8	320,015	320,015
Other investments	12	-	20,053
Intangible assets	9	418,859	465,097
Property, plant and equipment	10	14,255	13,180
Derivative financial instruments	13	4,947	42
Trade and other receivables	14	-	1,520
Deferred tax	19	1,041	-
		759,117	819,907
Current assets
Trade and other receivables	15	69,077	16,344
Cash and cash equivalents	25	220,134	122,790

Total assets		1,048,328	959,041
Current liabilities
Trade and other payables	16	(191,084)	(121,104)
Current tax		(17,198)	(5,877)
Provisions	17	(10,172)	(10,229)
		(218,454)	(137,210)
Non-current liabilities
Borrowings	18	(1,327,325)	(792,381)
Provisions	17	(1,094)	(1,861)
Deferred tax	19	(62,386)	(72,182)
Derivative financial instruments	13	(3,419)	(8,147)

Total liabilities		(1,612,678)	(1,011,781)
Equity
Share capital	21	(10)	(10)
Share premium	22	(937)	(937)
Other reserves	23	(43,444)	(777)
Accumulated losses		608,741	53,119
Available-for-sale reserve	24	-	1,345
Total deficit attributable to equity shareholders		564,350	52,740
Total liabilities and shareholders’ deficit		(1,048,328)	(959,041)

The accompanying notes are an integral part of this Consolidated Balance Sheet.

These financial statements of Cyan Blue Topco Limited, registered number 116297 were approved by the Board of Directors and authorised for issue on  23 August 2018. They were signed on its behalf by:

I D F Proctor

Director

Cyan Blue Topco Limited

Consolidated Cash Flow Statement

For the year ended 30 June 2018

	Notes	2018	2017
		£’000	£’000

Net cash from operating activities	25	200,584	141,751

Cash flows used in investing activities
Interest received		318	241
Purchase of property, plant and equipment		(6,290)	(9,321)
Purchase of intangible assets		(21,943)	(23,352)
Disposal of investments	12	24,408	-
Net cash used in investing activities		(3,507)	(32,432)

Cash flows used in financing activities
Bank interest paid		(29,342)	(23,809)
Repayment of loan		(377,953)	(83,083)
New bank loan raised		847,902	-
Dividends paid[1]		(540,340)	-
Net cash used in financing activities		(99,733)	(106,892)

Net increase in cash and cash equivalents		97,344	2,427
Cash and cash equivalents at the beginning of the year		122,790	120,363
Cash and cash equivalents at the end of the year		220,134	122,790

(1) On 14 September 2017 the Group paid a dividend to its equity shareholders of £540.3 million.

The accompanying notes are an integral part of this Consolidated Cash Flow Statement. All results relate to continuing operations.

Cyan Blue Topco Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2018

	Share capital	Share premium	Other reserves	Accumulated losses	AFS reserve	Total shareholder’s deficit
	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2016	10	937	(23)	(47,124)	(239)	(46,439)
Capital contribution	-	-	800	-	-	800
Other comprehensive loss	-	-	-	-	(1,106)	(1,106)
Loss for the year	-	-	-	(5,995)	-	(5,995)
Total comprehensive loss for the year	-	-	-	(5,995)	(1,106)	(7,101)
At 30 June 2017	10	937	777	(53,119)	(1,345)	(52,740)
Capital contribution	-	-	42,667	-	-	42,667
Dividends (note 30)	-	-	-	(540,340)	-	(540,340)
Other comprehensive gain	-	-	-	-	1,345	1,345
Loss for the year	-	-	-	(15,282)	-	(15,282)
Total comprehensive loss for the year	-	-	-	(15,282)	1,345	(13,937)
At 30 June 2018	10	937	43,444	(608,741)	-	(564,350)

The accompanying notes are an integral part of this Consolidated Statement of Changes in Equity.

Cyan Blue Topco Limited

Notes to the consolidated financial statements

For the year ended 30 June 2018

1.  Accounting policies

General information

Cyan Blue Topco Limited (the “Company”) is a company incorporated in the island of Jersey.  The principal activity of the Company and its subsidiaries (collectively, the “Group”) is the provision of digital betting and gaming services.

Prior to 10 July 2018 the Company was controlled by Cyan Blue Jerseyco Limited, with Sky UK Limited owning 21.6% of the Company and the remaining 1.7% shareholding being held by certain members of management and an Employee Benefit Trust.  Cyan Blue Jerseyco Limited is wholly owned by funds advised by CVC Capital Partners.

On 21 April 2018, The Stars Group Inc. announced that it had signed a definitive agreement to acquire the Company from CVC Capital Partners and Sky plc for $4.7bn. The acquisition completed on 10 July 2018 and The Stars Group Inc. (a company incorporated in Canada) became the ultimate controlling party from that date. The immediate parent company from 10 July 2018 is Stars Group Holdings (UK) Limited, a company incorporated in England and Wales, number 11316497. Its registered address is 10th Floor The Met Building, 22 Percy Street, London, United Kingdom, W1T 2BU.

a) Basis of preparation

These non-statutory consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The principal accounting policies are summarised below. All of these have been applied consistently throughout the current and prior year.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates.

The Group’s policy is to maintain a 52 or 53 week fiscal year ending on the Thursday nearest to 30 June in each year.  In fiscal year 2018, this date was 28 June 2018 (fiscal year 2017: 29 June 2017, 52 week year).

b) Going concern

The Directors have reviewed the financial position of the Group, the forecasted cash flows and the availability of financing facilities to the Group and they have formed a judgement at the time of approving the financial statements that the Group will have access to adequate resources to continue in operational existence for the foreseeable future. In making this assessment, the Directors have considered the going concern status for a period of at least 12 months from the date of signing the financial statements and evaluated sensitivities to the Group’s business plan. Further, the Directors have considered the availability of funding from The Stars Group Inc.

The Group was in a net liabilities position as at 30 June 2018 due to interest payable on shareholder and external funding.  The Group’s external funding was repaid on 10 July 2018 following the issue of new share capital which moved the Group into a net assets position. See note 31 regarding the post balance sheet acquisition of the Group by The Stars Group Inc.

The Group generates strong cash flows and it is expected that sufficient funds will be available for ongoing operations and future developments.

Accordingly, the Directors continue to adopt the going concern basis in preparing the financial statements.

1.  Accounting policies (continued)

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

c) Basis of consolidation

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the Consolidated Statement of Comprehensive Income (“SCI”) from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Control is achieved when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power to affect its returns.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

d) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of assets transferred to the Group, liabilities incurred by the Group and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition related costs are recognised in the SCI as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value, except:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements which are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognised immediately in the SCI as a bargain purchase gain.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (12 months from the acquisition date), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the amounts recognised on that date.

1.  Accounting policies (continued)

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

e) Goodwill

Goodwill is initially recognised and measured as set out above.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash generating units expected to benefit from the synergies of the combination. Cash generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

The process performed and the results of this are set out in note 8.

f) Leases

The Group only has operating leases. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease except where another more systematic basis is more representative of the time pattern in which economic benefits from the lease asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

g) Retirement benefit costs

Payments to defined contribution retirement benefit schemes are recognised as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

h) Intangible assets and Property, Plant and Equipment (“PPE”)

i. Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation of an intangible asset begins from the start of the month nearest to when the asset is available for use and is recognised on a straight line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

1.  Accounting policies (continued)

h) Intangible assets and Property, Plant and Equipment (“PPE”)

i. Intangible assets (continued)

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following conditions have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognised for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Any other development expenditure is recognised in operating expense as incurred. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Other intangible assets, which are acquired by the Group separately or through a business combination, are stated at cost or fair value, respectively, less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.  Intangible assets acquired in a business combination are recognised separately from goodwill.

The Group’s intangible assets are amortised in line with accounting policy below.

Internally generated intangible assets4 years

Customer relationships8-16 years

Technology5-10 years

Other intangible assets3-25 years

ii. Property, plant and equipment

Owned PPE is stated at cost, net of accumulated depreciation and any impairment losses, see accounting policy i), other than those items that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.  When an item of PPE comprises major components having different useful economic lives, the components are accounted for as separate items of PPE.

The cost of PPE is depreciated in operating expense on a straight-line basis over its estimated useful life. Principal useful economic lives used for this purpose are:

Equipment, furniture and fixtures 4 -10 years

1.  Accounting policies (continued)

i) Financial instruments

Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each Balance Sheet date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the Balance Sheet when the Group becomes a party to the contractual provisions of the financial asset or liability. Financial

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

assets are derecognised from the Balance Sheet when the Group’s contractual rights to the cash flows expire or the Group transfers substantially all the risks and rewards of the financial asset. Financial liabilities are derecognised from the Balance Sheet when the obligation specified in the contract is discharged, cancelled or expires.

i.	Financial assets

All financial assets are recognised and derecognised on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value plus transaction costs, except for those financial assets classified at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”); ‘held-to-maturity’ investments, ‘available-for-sale’ (“AFS”); financial assets; and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

ii. Available-for-sale investments

Equity investments intended to be held for an indefinite period are classified as available-for-sale investments.  They are carried at fair value with movements in the fair value being recognised directly in the available-for-sale reserve.

Available-for-sale investments are included within non-current assets unless the carrying value is expected to be recovered principally through sale rather than continued use in which case they are included in current assets. On disposal the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the SCI.

iii. Loans and receivables

Trade and other receivables are non-derivative financial assets with fixed or determinable payments and, where no stated interest rate is applicable, are measured at the original invoice amount, if the effect of discounting is immaterial. Where discounting is material, trade and other receivables are measured at amortised cost using the effective interest rate method. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the SCI.

1.  Accounting policies (continued)

i) Financial instruments (continued)

iv. Effective interest rate method

The effective interest rate method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

v. Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each Balance Sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, the amount of the impairment is the differences between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in the SCI.

vi. Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of three months or less from the date of inception. Bank overdrafts that are repayable on demand and which form an integral part of the Group’s cash management are included as a component of cash and cash equivalents where offset conditions are met.

vii. Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

1.  Accounting policies (continued)

i) Financial instruments (continued)

viii. Other financial liabilities

Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest rate method. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

The effective interest rate method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

ix. Derivatives

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

Derivative are held at fair value from the date on which the derivative contract is entered into.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under IFRS 13 Fair Value Measurement.  Further information about valuation techniques are included in note 20.

j) Impairment

At each Balance Sheet date the Group reviews the carrying amounts of all its assets excluding financial assets (see accounting policy h) and deferred taxation (see accounting policy l) to determine whether there is any indication that any of those assets have suffered an impairment loss.

An impairment is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which to which the asset belongs.

An impairment loss for an individual asset or cash generating unit shall be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

k) Provisions

Provisions are recognised when the Group has a probable, present legal or constructive obligation to make a transfer of economic benefits as a result of past events where a reliable estimate is available. The amounts recognised represent the Group’s best estimate of the transfer of benefits that will be required to settle the obligation as of the Balance Sheet date. Provisions are discounted if the effect of the time value of money is material using a pre-tax market rate adjusted for risks specific to the liability.

1.  Accounting policies (continued)

k) Provisions (continued)

Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

l) Revenue recognition

Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Group’s operating activities. The Group’s main sources of revenue are recognised as follows:

-

Betting revenues are recognised in accordance with IAS 18 ‘Revenue’ (‘IAS 18’). All revenues therefore represent income in the period for betting activities, defined as amounts staked by customers less betting payouts and free bet costs. Ante-post bets (bets staked but not settled) are excluded from revenue and are deferred on the balance sheet in trade and other payables until the event to which they relate has concluded, at which time they are matched with any related payouts. The liability is revalued to fair value at each balance sheet date, in accordance with IAS 39 ‘Financial Instruments Recognition and Measurement’ (‘IAS 39’), with any gain or loss recognised in the SCI.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

-

Gaming revenues represents net customer losses in the period in respect of the online and mobile telephone gaming, poker and bingo operations. Revenues generated through the principal activities of providing online betting and gaming related information and content to customers are recognised in the period in which the service has been provided.

-	Revenues generated through revenue share activities, such as the provision of online content, are recognised in the period in which the service has been provided.

m) Tax, including deferred tax

The tax expense represents the sum of the tax currently payable and deferred tax. The Group’s liability for current tax is based on taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the Balance Sheet and the corresponding tax bases used in the computation of taxable profits. Temporary differences arising from goodwill and the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit are not provided for.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjusted to reflect an amount that is probable to be realised based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. Deferred tax is charged or credited in the statement of comprehensive income, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity. Deferred tax assets and liabilities are offset when there is a legal enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same authority and the Company intends to settle its current tax assets and liabilities on a net basis.

1.  Accounting policies (continued)

n) Adoption of new and revised Standards

The Group has adopted amendments to IAS 12 and annual improvements to IFRS 2014-2016 cycle. None of these have a material impact on the financial statements.

The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 July 2018 or later periods. These new pronouncements are listed below:

-	IFRS 9 Financial Instruments (2014) (effective from 1 July 2018)
-	IFRS 15 Revenue from Contracts with Customers (effective from 1 July 2018)
-	IFRIC 22 (effective from 1 July 2018)
-	Annual Improvements 2014-2016 Cycle – Amendments to IFRS 1 and IAS 28 (effective from 1 July 2018)
-	Amendments to IFRS 2 - Classification and Measurement of Share-based Payment Transactions (effective from 1 July 2018)
-	Amendments to IAS 40 - Transfers of Investment Property (effective from 1 July 2018)
-	IFRS 16 Leases (effective from 1 July 2019)
-	IFRIC 23 (effective from 1 July 2019)
-	Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures (effective from 1 July 2019)

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

-	Annual Improvements 2015-2017 Cycle – Amendments to IFRS 3, IAS 12 and IAS 23 (effective from 1 July 2019)

The Directors are currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods. The following standards impact the results as set out below and affect the disclosure requirements in future periods:

IFRS 15

When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied, it is necessary to disclose the impact of IFRS 15 on each line item in the financial statements in the reporting period.

IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers:

–Identify the contract with the customer;

–Identify the performance obligations in the contract, introducing the new concept of ‘distinct’;

–Determining the transaction price;

–	Allocating the transaction price to the performance obligations in the contracts, on a relative stand-alone selling price basis; and

–Recognise revenue when (or as) the entity satisfies its performance obligation.

IFRS 15 also introduces new guidance on, amongst other areas, combining contracts, discounts, variable consideration, contract modifications and requires that certain costs incurred in obtaining and fulfilling customer contracts be deferred on the SFP and amortised over the period an entity expects to benefit from the customer relationship.

1.  Accounting policies (continued)

n) Adoption of new and revised Standards

In the current year, the Group has conducted a detailed accounting review of the impact of IFRS 15 across the products and services within the Group’s revenue streams.  The Group has determined that the impact of IFRS 15 will not be material.

IFRS 9

When IFRS 9 is adopted the standard is expected to impact the classification and measurement of financial instruments and is expected to require certain additional disclosures. IFRS 9 should be applied subject to certain exemptions.  The standard introduces the following:

-	An ‘expected credit loss’ model for the measurement of the impairment of financial assets, so it is no longer necessary for the credit event to have occurred before a credit loss is recognised.
-	A new hedge accounting model that is designed to more closely align with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
-	A logical approach for the classification of financial assets, driven by cash flow characteristics and the business model in which an asset is held.

-Embedded derivatives are no longer separated from financial asset hosts.

The group have reviewed the impact of IFRS 9 impacting from 1 July 2018 with the only material impact being as follows:

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

During the year to 30 June 2018 the group refinanced and under IAS 39 classified as a non-substantial modification. The treatment of a non-substantial modification differs under IFRS 9. The adjustment required on transition to IFRS 9 on the USD loan was £2.2m. On the GBP loan, the adjustment required on transition to IFRS 9 was £7.8m with the opposite side being posted to reserves.

Qualitatively the Group will see the following impacts of IFRS 9:

-

Providing for loss allowances on our existing financial assets is expected to reduce the value of our financial assets on our SFP and operating profit will decrease, although this is not expected to have a material impact.

-

IFRS 9 removes the requirement of a hedge to meet the 80%-125% effectiveness range, instead the entity can perform a qualitative or quantitative assessment to capture the sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term which will impact how we perform our hedge effectiveness assessment.

-

IFRS 9 introduces the concept of rebalancing, which allows adjustments to the hedged item or instrument in order to maintain an effective hedge ratio. When rebalancing a hedge relationship, the hedge documentation must be updated and any ineffectiveness on rebalancing must be recognised immediately.

-

IFRS 9 is based on the concept that financial assets should be classified and measured at fair value, with changes in fair value recognised in profit and loss as they arise ("FVPL"), unless restrictive criteria are met for classifying and measuring the asset at either amortised cost or Fair value through other comprehensive income ("FVOCI").  Consequently the current AFS investment (see note 24) will be reclassified from AFS assets through other comprehensive income, to FVPL.

1.  Accounting policies (continued)

n) Adoption of new and revised Standards

-

Under IFRS 9, there is no special treatment for embedded derivatives; the entire contract must be classified as either Amortised cost, FVPL or FVOCI depending on specified criteria.  The preference share investment in NYX (see note 13) is currently split between the embedded derivative and the debt, with the debt being valued at amortised cost.  Under IFRS 9 the whole instrument is to be classified as FVPL.

IFRS 16

When IFRS 16 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative retrospective impact of IFRS 16 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 16 on each line item in the financial statements in the reporting period. The Group has not yet determined which method will be adopted.

IFRS 16 replaces IAS 17 ‘Leases’ and will primarily change lease accounting for lessees; lessor accounting under IFRS 16 is expected to be similar to lease accounting under IAS 17. Lessee accounting under IFRS 16 will be similar in many respects to existing IAS 17 accounting for finance leases, but is expected to be substantively different to existing accounting for operating leases.

Where a contract meets IFRS 16’s definition of a lease and new associated guidance, where the Group acts as a lessee, lease agreements will give rise to the recognition of a non-current asset representing the right to use the leased item, and a loan obligation for future lease payables on the Group’s SFP.

Lease costs will be recognised in the form of depreciation of the right to use asset and interest on the lease liability, which may impact the phasing of operating profit and profit before tax, compared to existing cost profiles and presentation in SCI, and will also impact the classification of associated cash flows.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

The Group is still in the process of quantifying the implications of this standard. However, qualitatively the Group expects the following impacts:

–There is expected to be an increase in total assets, as leased assets which are currently accounted for off the SFP (i.e. classified as operating leases under IAS 17) will be recognised on the SFP. The biggest asset category impacted for the group is expected to be land and buildings.

–There is expected to be an increase in debt, as liabilities relating to existing operating leases are recognised.

–Operating lease expenditure will be reclassified and split between depreciation and finance costs. Therefore operating profit will increase. Future depreciation and finance costs for our historic leases are also affected by our choice of transition method, which is still under review.

–There may be a corresponding effect on tax balances in relation to all of the above impacts.

o) Interest income

Interest income is recognised when it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

1.  Accounting policies (continued)

p) Critical accounting judgements and key sources of estimation uncertainty

Included below are critical judgements that the Directors have made in the process of applying the Group’s accounting policies and that have most significant effect on the amounts recognised in the financial statements. Additionally the key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below:

Critical accounting judgements

i. Impairment of goodwill

Calculations of the value in use of the cash generating units to which goodwill are associated are used to evaluate whether an impairment has arisen.  Such calculations involve estimates of the future forecast cash flows and selecting an appropriate discount rate.  Note 9 provides information on the assumptions used and sets out the impact of changes in these assumptions.

Judgement is required in identifying the cash generating units to which the goodwill is associated for the purposes of goodwill impairment testing.  Identification of cash generating units involves the assessment of whether assets or groups of assets generate cash flows that are largely independent.  Goodwill is then allocated to each identified cash generating unit that is expected to benefit from the synergies of the business combination from which the goodwill has arisen.

Key sources of estimation uncertainty

i. Revenue Recognition

Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Group’s operating activities. Revenue is measured at the fair value of the consideration received or receivable. Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgement.

The key area of judgement within revenue recognition is in relation to unsettled bets at year end. These require a number of key assumptions and judgements to be made in order to determine the appropriate revenue recognition.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

ii. Measurement at fair value

A number of the Group’s accounting policies require the measurement of fair values, specifically for financial assets and liabilities including the free bets creditor and antepost liability.  Fair value measurement requires an element of judgement in determining the most relevant inputs and valuation techniques.

When measuring the fair value the Group uses market observable data as far as possible and it categorises the fair values into the different levels in the fair value hierarchy based on the inputs used.  The fair value hierarchy is as follows;

-	Level 1 fair value measurements are those derived from quoted process (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

1.  Accounting policies (continued)

p) Critical accounting judgements and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

-	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

Further information about the assumptions used in measuring fair values are included in note 20.

2.  Revenue

Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Group’s operating activities. Revenue is measured at the fair value of the consideration received or receivable.  The majority of customers are based in the UK and as such no geographical split has been provided.

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Sports Book revenue	406,510	297,399
Gaming revenue	239,244	200,949
Oddschecker	21,132	17,417
International	3,580	-
	670,466	515,765

All revenue relates to the rendering of digital betting and gaming services and is all from continued operations.

The Group has two reportable divisions which are defined based on product type and reflects how the Group’s operations are monitored and managed.  In addition there are head office costs which include costs associated with International sports betting.

The Group is organised as follows;

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

Reportable Division	Description
Betting	Digital sports betting services. This includes all UK and International sports betting as well as revenue and costs derived from the Oddschecker and Sportinglife websites.
Gaming	Digital gaming services. This includes all UK gaming as well as revenues and costs associated with the games development within Core Gaming.

The following table provides an analysis of the Group’s divisional information for the year to 30 June 2017:

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

2.  Revenue (continued)

Betting		Gaming	Head Office	Total Group
£’000		£’000	£’000	£’000
Revenue	314,816	200,949	-	515,765
Adjusted EBITDA	119,497	95,378	(69,061)	145,814
Depreciation	(2,039)	(1,758)	-	(3,797)
Amortisation	(28,187)	(24,094)	(14,824)	(67,105)
Impairment	(6,305)	(33)	-	(6,338)
Investment income	-	-	1,670	1,670
Finance costs	-	-	(70,811)	(70,811)
Revaluation of financial instruments measured at fair value	-	-	(2,464)	(2,464)
Profit/(loss) before tax	82,966	69,493	(155,490)	(3,031)

The following table provides an analysis of the Group’s divisional information for the year to 30 June 2018:

Betting		Gaming	Head Office	Total Group
£’000		£’000	£’000	£’000
Revenue	430,586	239,880	-	670,466
Adjusted EBITDA	184,390	109,434	(135,893)	157,931
Depreciation	(359)	(2,224)	(2,378)	(4,961)
Amortisation	(4,076)	(2,980)	(61,125)	(68,181)
Disposals	(215)	-	2,145	1,930
Investment income	-	-	3,267	3,267
Finance costs	-	-	(91,901)	(91,901)
Revaluation of financial instruments measured at fair value	-	-	7,757	7,757
Profit/(loss) before tax	179,740	104,230	(278,128)	5,842

The accounting policies of the reportable division are the same as the Group’s accounting policies described in note 1. Segmental profit represents the profit earned by each division without the allocation of finance costs, revaluation gains and losses, investment income, tax expense and non-directly attributable administration costs.

3.  Operating expenses

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Marketing	144,938	118,246
Administration	246,114	171,621
Development expenditure	22,361	17,092
	413,413	306,959

Administration costs include £48.8 million of costs related to the acquisition by the Stars Group Inc. (2017: £nil).

Amortisation is included within Administration expenses.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

4. Revaluation on financial instruments measured at fair value

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Fair value losses on financial assets(i)	264	2,089
Fair value (gains)/losses on financial liabilities(ii)	(8,021)	375
	(7,757)	2,464

(i) The fair value loss on financial assets relates to the revaluation of certain assets within the investment in NYX, see note 12 and 13.

(ii) The fair value gain on financial liabilities relates to the revaluation of rate interest hedging instruments, see note 13.

5.  Investment income and finance costs

a) Investment income

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Bank interest income	318	240
Investment income from equity investment	697	1,323
Loan interest income	107	107
Profit on disposal of investment	2,145	-
	3,267	1,670

b) Finance costs

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Bank interest expense	46,089	22,225
Intercompany interest on loan with immediate parent	35,235	32,372
Related party loan interest expense	9,911	15,480
Preference share coupon expense	666	734
	91,901	70,811

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

6.  Profit/(loss) before tax

Profit/(loss) before tax is stated after charging:
	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Depreciation of property, plant and equipment (note 10)	4,961	3,797
Amortisation of intangible assets (note 9)	68,181	67,105
Impairment of intangible assets (note 9)	-	6,336
Development expenditure (note 3)	22,361	17,092
Marketing costs (note 3)	144,938	118,246
Staff costs	73,998	54,135
Lease expense (note 27)	3,448	3,032
License, feed and content costs	29,870	16,000
Foreign exchange losses	252	363
Transaction costs	48,762	-

7. Tax

a) Tax recognised in the Statement of Comprehensive Income

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Current tax expense
Current period	31,473	17,206
Adjustment in respect of prior period	488	(927)
Total current tax expense	31,961	16,279

Deferred tax expense
Origination and reversal of temporary differences	(10,331)	(11,447)
Adjustment in prior period provision	121	134
Effect of tax rate change	(627)	(2,002)
Total deferred tax credit	(10,837)	(13,315)
Total tax expense	21,124	2,964

Changes were enacted in the Finance (No 2) Act 2015, which reduced the main rate of UK corporation tax from 20% to 19% with effect from 1 April 2017 and then from 19% to 18% with effect from 1 April 2020.  In UK Finance Act 2016, a further change was enacted which reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020.  Deferred tax balances at 30 June 2018 have been measured at 17.5% (2017: 17.7%).

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

7. Tax (continued)

b) Reconciliation of effective tax rate

The tax expense for the year is higher (Year ended 30 June 2017: higher) than the expense that would have been charged using the standard rate of corporation tax in Jersey at 30 June 2018 of 0% (Year ended 30 June 2017: 0%) applied to the profit before tax.  The differences are explained below:

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Profit/(loss) before tax	5,842	(3,031)
Profit/(loss) before tax multiplied by standard rate of corporation tax in Jersey of 0%	-	-
Effects of:
Tax expense in higher rate jurisdictions	19,102	697
Expenses not deductible for tax purposes	1,956	4,754
Ineligible depreciation	84	324
Adjustment in respect of qualifying R&D expenditure	-	(67)
Adjustment in respect of prior periods	609	(793)
Effect of tax rate change in higher rate jurisdictions	(627)	(1,931)
Unutilised tax losses not recognised for deferred tax	-	(20)
Total tax expense	21,124	2,964

8. Goodwill
Goodwill
£’000
Cost and carrying amounts
At 1 July 2016	320,455
Goodwill adjustment relating to previous acquisitions	(440)
At 30 June 2017 and 30 June 2018	320,015

Goodwill of £319.2 million was generated during the year ended 30 June 2015 when the Group acquired Sky Betting and Gaming. It is composed of a number of elements including workforce, future technology and future customers of both Sky Betting and Gaming and Oddschecker. The goodwill is not expected to be deductible for income tax purposes.

Goodwill of £1.3 million was generated during the year ended 30 June 2016 when the Group acquired Core Gaming Limited in June 2016. The goodwill is not expected to be deductible for income tax purposes.

The adjustment to goodwill in the year ended 30 June 2017 reflected new information obtained about facts and circumstances that existed at the acquisition date.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

8. Goodwill (continued)
	2018 £’000	2017 £’000
Sports Book	145,283	145,283
Gaming	139,432	139,432
Oddschecker	35,300	35,300
	320,015	320,015

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (“CGUs”) that are expected to benefit from the business combination.  The carrying amount of goodwill has been allocated to 3 CGUs on the basis that these represent the lowest level at which goodwill is monitored for internal management purposes, and are not larger than the operating segments.

The recoverable amounts of the CGUs is determined as the higher of fair value less cost to sell and value in use.  Value in use calculations were used to value all 3 of the CGUs at 30 June 2018 as a fair value was not readily available.

The key assumptions for the value in use calculations are those regarding the discount rates and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates are based on industry growth forecasts. The rates used to discount the forecast cash flows for the CGUs are based upon the Group’s weighted average cost of capital (“WACC”) and are as follows:

	2018	2017
Sports Book	8.4%	9.1%
Gaming	8.4%	9.1%
Oddschecker	10.3%	8.4%

The Group prepares cash flow forecasts derived from the most recent 5 year financial budgets approved by management and extrapolates cash flows based on a 2% growth rate into perpetuity, which is based on current management expectations and industry specific data.

The principal assumptions underlying the cashflow forecasts are as follows:

•	Historical trends will flow through into future periods, adjusting for timing of significant sporting events, known regulatory or tax changes and key business initiatives.
•

Margins are based on expected results, which are calculated based on long term historical information.  Although actual sports results will vary in the short term the margin should revert to the norm over time.

Costs are forecast from a bottom up approach, assessing each cost line in detail against the strategic direction provided by senior management.The Group has conducted a sensitivity analysis on the impairment test of each CGU.  The Directors believe that any reasonably possible change in the key assumptions on which the recoverable amount of Goodwill in all 3 CGUs are based would not cause the carrying value to exceed the recoverable amount of the CGU.

9. Intangible assets

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

	Internally generated intangible assets	Customer relationships	Technology	Other intangible assets	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At 1 July 2016	20,958	425,200	36,200	107,841	590,199
Additions	18,090	-	-	5,262	23,352
Disposals	-	-	-	(225)	(225)
Impairment	(6,952)	-	-	(810)	(7,762)
At 30 June 2017	32,096	425,200	36,200	112,068	605,564
Additions	18,553	-	-	3,390	21,943
Disposals	(3,629)	-	-	(1,430)	(5,059)
At 30 June 2018	47,020	425,200	36,200	114,028	622,448

Amortisation
At 1 July 2016	3,475	48,043	8,699	14,796	75,013
Amortisation	7,332	40,024	7,120	12,629	67,105
Disposals	-	-	-	(225)	(225)
Impairment	(1,227)	-	-	(199)	(1,426)
At 30 June 2017	9,580	88,067	15,819	27,001	140,467
Amortisation	9,235	40,024	7,120	11,802	68,181
Disposals	(3,629)	-	-	(1,430)	(5,059)
At 30 June 2018	15,186	128,091	22,939	37,373	203,590

Carrying amounts
At 30 June 2018	31,834	297,109	13,261	76,655	418,859
At 30 June 2017	22,516	337,133	20,381	85,067	465,097
At 1 July 2016	17,483	377,157	27,501	93,045	515,186

Included in the amortisation charge above is amortisation relating to the intangible assets identified in the acquisition of Sky Betting and Gaming and Core Gaming Limited, as well as the amortisation on the Sky brand licence.  The amortisation charge relating to these assets (“PPA amortisation”) was  £55.7 million in the year ended 30 June 2018, and £57.2 million in the year ended 30 June 2017.

The estimated future amortisation expense on intangible assets with finite lives for each of the next five years is set out below. It is likely that amortisation will vary from the figures below as the estimate does not include the impact of any future investments, disposals or capital expenditure.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

9. Intangible assets (continued)

	2019	2020	2021	2022	2023
	£’000	£’000	£’000	£’000	£’000

Estimated amortisation expense	64,949	60,923	51,164	45,925	39,144

In FY16, within the Betting CGU, the Group started developing a new platform from which to launch their Italy product.  This platform was developed in house however following a review of the operating model for the Italy product and the assets capitalised in relation to it, £6.3 million of assets in relation to this project were impaired at 30 June 2017 (£7.8m of cost less £1.5m of accumulated amortisation) as result of the carrying amount exceeding the present value of the estimated future cash flows.  No other impairments were recognised in any of the other reported periods.

10. Property, plant and equipment

Equipment, furniture and fixtures

£’000
Cost
At 1 July 2016	9,846
Additions	9,321
Disposals	(125)
At 30 June 2017	19,042
Additions	6,290
Disposals	(2,796)
At 30 June 2018	22,536

Depreciation
At 1 July 2016	2,098
Depreciation expense	3,797
Disposals	(33)
At 30 June 2017	5,862
Depreciation expense	4,961
Disposals	(2,542)
At 30 June 2018	8,281

Carrying amounts
At 30 June 2018	14,255
At 30 June 2017	13,180
At 1 July 2016	7,748

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

11. Investments in subsidiaries

The Group consists of a parent company, Cyan Blue Topco Limited, incorporated on the Island of Jersey and a number of subsidiaries held directly and indirectly by Cyan Blue Topco Limited.

Details of the direct subsidiary at 30 June 2018 and 30 June 2017 are as follows:

Name	Place of incorporation	Proportion of ownership interest %	Proportion of voting power held %	Principal Activity
Cyan Blue VLNCo Limited	Jersey	100	100	Financing company

Details of the indirect subsidiaries at 30 June 2018 and 30 June 2017 are as follows:

	Place of incorporation	Proportion of ownership interest %	Proportion of voting power held %	Principal Activity
Hestview Limited	England and Wales	100	100	Online bookmaker
Bonne Terre Limited	Alderney	100	100	Digital gaming provider
Cyan Blue Odds Limited	Alderney	100	100	Online odds comparison provider
Cyan Blue Odds Australia PTY Limited	Australia	100	100	Service entity
Cyan Blue Bidco Limited	England and Wales	100	100	Holding company
Cyan Blue IPco Limited	Guernsey	100	100	Intellectual property holding company
Cyan Blue Holdco 4 Limited	Jersey	100	100	Holding company
Cyan Blue Holdco 3 Limited	Jersey	100	100	Financing company
Cyan Blue Holdco 2 Limited	Jersey	100	100	Holding company
Cyan Blue Holdco 1 Limited	Jersey	100	100	Holding company
Cyan Blue Core Limited	England and Wales	100	100	Holding company
Core Gaming Limited	England and Wales	100	100	Online gaming developer
Cyan Blue International Holdings Limited	Malta	100	100	Holding company
Cyan Blue International Limited	Malta	100	100	Licenced bookmaker

The investments in subsidiaries are all stated at cost less provision for impairment.

12.  Other investments

	2018	2017
	£’000	£’000
Equity investment	-	1,154
Preference shares	-	18,899
	-	20,053

12.  Other investments (continued)

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

During the year ended 30 June 2016 the Group acquired £2.5 million of ordinary shares in NYX. This investment included warrants 2018: £nil (2017: £nil) giving the Group the option to acquire further shares up to 3 years post acquisition. The ordinary shares were classified as available-for-sale and accounted for at fair value under IAS 39 Financial Instruments: Recognition and Measurement.

During the year ended 30 June 2016 the Group invested in £20 million convertible preference shares issued by a subsidiary of NYX. The value of these convertible preference shares was split into a debt element comprising the underlying preference shares and an embedded derivative element comprising the conversion option.  The conversion option related to both a put and call option.  The put option gave NYX the right to force the conversion of the preference shares in the event that the ordinary share price exceeded a specified amount.  The call option enabled the Group to force the conversion of the preference shares after a standstill period. The preference shares were classified as loans and receivables (see above) and the conversion option classified as FVTPL.

On 5 January 2018, the ordinary shares and the convertible preference shares were sold for £24.4 million, resulting in a gain on disposal of £2.1 million recognised in the statement of comprehensive income.

13.  Derivatives financial instruments

	2018	2017
Assets	£’000	£’000
Fair value of NYX ordinary and preference shares	-	42
Fair value of cross currency swaps(i)	4,947	-
Liabilities
Fair value of interest rate swaps(ii)	(3,419)	(8,147)
Antepost(iii)	(10,733)	(6,228)

(i) On 25 August 2017 the Group entered into three agreements to swap floating interest rate for fixed interest rate to hedge exposure to future interest rate and foreign currency rate exposure of the new $450 million of external debt. All 3 swap agreements expire in June 2020. On 2 March 2018 the Group entered into an arrangement to swap floating USD interest rate for fixed GBP interest rate to hedge exposure to future interest rate and foreign currency rate exposure of the $52.5m of external debt raised in March 2018. The agreement expires in June 2021.

As a result of the proposed acquisition by The Stars Group Inc the Group de-designated its cash flow hedges in April 2018.

(ii) On 7 July 2015 the Group entered into two agreements to swap floating interest rate for fixed interest rate to hedge any exposure to future interest rate increases. Both agreements are for £150 million with the floating interest rate fixed and payable at 1.42% and 1.43% respectively. The swaps have since been novated post year end as set out on page 44.

(iii) See note 20.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

14.  Trade and other receivables: Amounts falling due in more than one year

	2018	2017
	£’000	£’000
Other receivables	-	1,520

Other receivables relate to loans issued to employees.

15.  Trade and other receivables: Amounts falling due within one year

	2018	2017
	£’000	£’000
Gross trade receivables	2,986	1,605
Less: provision for impairment of receivables	(42)	(107)
Net trade receivables	2,944	1,498
Prepayments and accrued income	15,872	12,374
Other receivables	50,261	2,472
	69,077	16,344

The Directors consider that the carrying amount of trade and other receivables approximates to their fair values.

Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortised cost.

The Group does not hold any collateral or other credit enhancements over any of its trade receivables nor does it have a legal right of offset against any amounts owed by the Group to the counterparty.

For trade receivables that are neither past due nor impaired, the Directors have assessed that there is no change in the credit quality from the date credit was initially granted and the amounts are still considered recoverable.

Other receivables increase driven by £42.7m capital contribution from Shareholders, see note 23.

The below tables provide an analysis of amounts overdue:

Ageing of trade receivables

2018	Amounts due < 30 days	Amounts due 30-60 days	Amounts due 61-90 days	Amounts due 91-120 days	Amounts due 121-180 days	Amounts due 181+ days	Total amount due
	£’000	£’000					£’000
Overdue receivables	327	25	4	-	1	-	357

Ageing of trade receivables

2017	Amounts due < 30 days	Amounts due 30-60 days	Amounts due 61-90 days	Amounts due 91-120 days	Amounts due 121-180 days	Amounts due 181+ days	Total amount due
	£’000	£’000					£’000
Overdue receivables	58	-	-	-	-	-	58

15.  Trade and other receivables: Amounts falling due within one year (continued)

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

Movement in allowance for doubtful debts:

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Balance at the beginning of the period	(107)	(93)
Impairment losses recognised	-	(14)
Reclassified to accrued income	65	-
Balance at the end of the period	(42)	(107)

In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited.

16.  Trade and other payables: Amounts falling due within one year

	2018 £’000	2017 £’000
Trade payables	3,253	6,415
Other taxation and security	34,808	27,319
Accruals	111,116	54,282
Deferred income	278	379
Other payables	41,629	32,709
	191,084	121,104

The Directors consider that the carrying amount of trade and other payables approximates to their fair values. Included within Other payables is an amount of £30.8 million (2017: £25.9 million) in respect of amounts due to customers representing deposits received and customer winnings. Accruals include £45.3 million (2017: £nil) of transaction costs associated with the sale to The Stars Group Inc.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

17.  Provisions

	At 1 July 2016	Provided during the year	Utilised during the year	At 30 June 2017	Provided during the year	Utilised during the year	At 30 June 2018
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Current liabilities
Provision for onerous lease (i)	356	338	(387)	307	746	(1,053)	-
Provision for jackpot payments (ii)	6,336	10,486	(10,666)	6,156	14,569	(14,389)	6,336
Provision for redundancies (iv)	-	1,047	-	1,047	1,156	(1,035)	1,168
Other provisions (v)	1,370	1,407	(58)	2,719	2,077	(2,128)	2,668
	8,062	13,278	(11,111)	10,229	18,156	(18,213)	10,172
Non-current liabilities
Provision for onerous lease (i)	1,228	-	(338)	890	-	(890)	-
Provision for dilapidations (iii)	560	411	-	971	123	-	1,094
	1,788	411	(338)	1,861	123	(890)	1,094

(i) The onerous lease provision relates to the unavoidable costs of properties, which are no longer occupied by the Group.

(ii) The jackpot payment provision relates to funds held in jackpots within games of which the payout date is unknown.  The provision is expect to be fully utilised in a period of more than one year.

(iii) The dilapidations provision relates to expected costs payable in relation to dilapidations of leased buildings at the end of the leased term.  The provision will be fully utilised by 2026.

(iv) The redundancy provision relates predominately to restructuring in the Group.  The redundancy provision will be fully utilised within the next 12 months.

(v) Other provisions primarily relate to amounts expected to be paid in respect of third party games content.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

18.  Borrowings

	2018 £’000	2017 £’000
Unsecured borrowings at amortised cost
Loans with Group’s immediate parent (i)	283,688	336,762
Accrued interest on loans with Company’s immediate parent (i)	104,918	16,607
Loans with related parties (ii)	104,202	94,729
Accrued interest on loans with related parties (ii)	5,110	4,671
Preference shares owed to Cyan Blue Manco Limited (iii)	6,456	6,456
Accrued coupon on preference shares (iii)	2,201	1,538
Total unsecured	506,575	460,763
Secured borrowings at amortised cost
Bank loans (iv)	820,750	331,618
Total secured	820,750	331,618
Total borrowings	1,327,325	792,381

The Directors consider that the carrying amount of borrowings approximates to their fair values.

The key features of the borrowings are as follows:

(i) The loans with the Group’s immediate parent relate to amounts payable to Cyan Blue Jerseyco Limited of £283.7 million (2017: £336.8 million) (payable by Cyan Blue Topco Limited). Interest is payable at 10% per annum.  Interest is payable in the form of PIK notes which are issued at 31 December each year and subsequently attract interest at 10% per annum. The repayment date is 19 March 2055.

(ii) The loans with related parties include amounts payable to the Sky plc group of £104.2 million (2017: £94.7 million) due from Cyan Blue Topco Limited with interest payable at 10% per annum.  Unpaid interest accrues and compounds onto the principal amount at 31 December each year, until the repayment date on 18 March 2022.

(iii) The preference shares issued by Cyan Blue Topco Limited to Cyan Blue Manco Limited of £6.5m with interest payable at 10% per annum compounding on the 19 March of each year until the repayment data in March 2055.

(iv) During the year the bank loan of £340.0 million plus accrued interest due was repaid. Two new loans were raised during the same period, £475 million with interest payable at a floating rate of 4.25%+3 month GBP LIBOR and $450 million with interest payable of 3.5% +3 month USD LIBOR. Both loans expire in August 2024. On 5 March 2018, the Company agreed a number of amendments to the Credit Agreement including repricing of the USD tranche to 2.75% + USD LIBOR and increasing the USD tranche to $500 million and reducing the Sterling loan principal to £437m. The incremental USD debt was used to pay partially repay the GBP tranche.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

19.  Deferred tax

Recognised deferred tax (assets)/liabilities

	Fixed assets	Intangibles	Short-term temporary differences	Tax losses	Total
	£’000	£’000	£’000	£’000	£’000
At 1 July 2016	21	86,461	(984)	(1)	85,497
Prior year adjustment	(516)	154	496	-	134
Deferred tax credit in profit and loss account	(387)	(12,955)	(107)	-	(13,449)
At 30 June 2017	(882)	73,660	(595)	(1)	72,182
Prior year adjustment	362	(300)	58	1	121
Deferred tax (credit)/expense in profit and loss account	(245)	(10,974)	261	-	(10,958)
At 30 June 2018	(765)	62,386	(276)	-	61,345

Deferred tax assets have been recognised in respect of fixed asset and short term timing differences on the basis that the Director’s deem it probable that the companies in which these assets reside will have sufficient taxable profits against which these assets can be utilised. The Group has unutilised tax losses carried forward of £1,198,000 (30 June 2017: £968,000) and Research and Development Expenditure Credits carried forward of £4,000 (30 June 2017: £8,000). Deferred tax assets have not been recognised in respect of either these tax losses or tax credits on the basis that the companies in which they reside are not expected to be able to utilise them in the foreseeable future.

20.  Financial instruments

a) Significant accounting policies

Details of the significant accounting policies and methods adopted for each class of financial asset, financial liability and equity instrument are disclosed in note 1.

b) Categories of financial instruments

	2018 £’000	2017 £’000
Financial assets
Cash and bank balances	220,134	122,790
Loans and receivables (“L&R”)	56,261	24,389
Fair value through profit and loss (“FVTPL”)	4,947	42
Available-for-sale (“AFS”)	-	1,154

Financial liabilities
Amortised cost	1,522,257	858,686
Fair value through profit and loss (“FVTPL”)	14,152	16,175

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

20.  Financial instruments (continued)

c) Financial risk management objectives

The Group monitors and manages the financial risks relating to its operations.

d) Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by monitoring the maturity profiles of financial assets and liabilities and by continuously monitoring forecast and actual cash flows.

The following table analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Carrying amount	Contractual cash flows	Less than 12 months	Between one and two years	Between two and five years	More than five years
	£’000	£’000	£’000	£’000	£’000	£’000
At 30 June 2018
Non-interest bearing	206,518	206,518	205,424	290	408	396
Variable interest rate instruments	820,750	806,218	39,557	37,578	101,089	627,994
Fixed interest rate instruments	506,574	12,954,354	-	-	-	12,954,354
Interest rate swaps	3,419	3,419	920	920	1,579	-
At 30 June 2017
Non-interest bearing	133,194	133,194	131,333	311	1,154	396
Variable interest rate instruments	331,618	417,954	19,648	15,708	382,598	-
Fixed interest rate instruments	460,732	12,954,354	-	-	-	12,954,354
Interest rate swaps	8,147	8,147	1,727	1,727	4,693	-

e) Credit risk

The Group is exposed to default risk amounting to cash and cash equivalents of £220.1 million (2017: £122.8 million).

The Group’s maximum exposure to credit risk on trade receivables is the carrying amount disclosed in note 15.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

20.  Financial instruments (continued)

f) Interest rate and foreign currency risk

The Group is exposed to fluctuations in interest rates on a £437 million bank loan within Cyan Blue Holdco 3 Limited which attracts interest at 4.25% above 3 month LIBOR.  The Company manages this risk with two interest rate swaps, both for £150 million which the Company pays at 1.42% and 1.43% and receives LIBOR.

The Group is exposed to fluctuations in exchange rates and interest rates on a $499 million bank loan within Cyan Blue Holdco 3 Limited which attracts interest at 2.75% above 3 month USD LIBOR. The company manages this risk with four cross currency swaps. Three of these are for $150 million and swap floating USD interest rate for fixed GBP interest rate of 4.27%, 4.28% and 4.28%. The fourth swap agreement is for $52.5 million and swaps floating USD interest rate for fixed GBP interest rate at 4.03% to hedge exposure to future interest rate and foreign currency rate exposure. (See note 31, events after the balance sheet).

g) Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of net debt (borrowings disclosed in note 18 after deducting cash and bank balances) and equity of the Group (comprising issued capital, and retained earnings).

h) Fair value of financial instruments

Fair value of financial instruments carried at amortised cost

The Directors consider that the carrying amounts of the financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair value.

Fair value measurements recognised in the Balance Sheet

The following tables provide an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted process (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

20.  Financial instruments (continued)

2018	Level 1 £’000	Level 2 £’000	Level 3 £’000	Total £’000
FVTPL assets
Cross currency swaps	-	4,947	-	4,947
FVTPL liabilities
Interest rate swaps	-	3,419	-	3,419
Antepost and freebet creditors	-	-	10,733	10,733
	-	3,419	10,733	14,152

2017	Level 1 £’000	Level 2 £’000	Level 3 £’000	Total £’000
FVTPL assets
Equity option contracts	-	-	42	42
AFS assets
Equity investment	1,154	-	-	1,154
	1,154	-	42	1,196
FVTPL liabilities
Interest rate swaps	-	8,147	-	8,147
Contingent consideration	-	-	1,800	1,800
Antepost and freebet creditors	-	-	6,228	6,228
	-	8,147	8,028	16,175

Valuation techniques and assumptions applied for the purposes of measuring fair value

The contingent consideration has been valued using a discounted cashflow forecast.  The unobservable inputs in determining the fair value are the discount rate and forecast cashflow information.  The discount rates have been determined using market information and benchmarking.  The forecasts have been developed for management based on the most recent information on company trading and performance.

The antepost and freebet creditors, measured at FVTPL have been valued based on internally generated expectations.

The equity option contracts have been valued using the Black Scholes method. On 5 January, NYX Gaming Group was acquired by Scientific Games via a scheme of arrangement. As a result of this, the Group redeemed its convertible preferences shares in NYX for £22.0 million and, under the terms of the scheme of arrangement, received $(CAD) 4.0 million for its Ordinary Shares in NYX. The Group had fair valued the equity investment based on the trading price of the investment on the open market until sold on 5 January 2018.

The Group has valued the interest rate and cross currency swap contracts using publically available information about the business and industry which is not directly related to the asset or liability being valued.  This information is used to derive forward curves, including adjustments for the Group’s credit risk, from which the swap contract value is estimated.

20.  Financial instruments (continued)

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

Ante post bets are a liability arising from an open position at the period end date in accordance with the Group’s accounting policy for derivative financial instruments.Ante post bets at the year end totalled £9 million (2017: £3 million) and are classified as current liabilities within other payables.

Ante post bet liabilities are valued using methods and inputs that are not based upon observable market data and all fair value movements on the balance are recognised in revenue in the Income Statement. Reasonably possible changes to assumptions or inputs could lead to material changes in the fair value determined (see note 1), although the final value will be determined by future sporting results. The principal assumptions relate to anticipated gross win margins on unsettled bets.

21.  Share capital

	2018 £’000	2017 £’000
Authorised, allotted, called-up and fully paid
712,966 A1 Ordinary shares of £0.01 each (2017: 712,966)	7	7
200,556 A2 Ordinary shares of £0.01 each (2017: 200,556)	2	2
14,578 B Ordinary shares of £0.01 each (2017: 15,366)	-	-
1,657 Deferred B Ordinary shares of £0.01 each (2017: 841)	-	-
75,000 C Ordinary shares of £0.01 each (2017: 75,000)	1	1
100 Contingent value shares of £0.01 each (2017: 200)	-	-
	10	10

The Group’s ordinary shares carry no right to fixed income.

In September 2017 100 of the 200 contingent value shares were bought back and redeemed.

22.  Share premium

	2018 £’000	2017 £’000

Premium arising on issue of equity shares
712,966 A1 Ordinary shares with premium of £0.99 (2017: 712,966)	706	706
200,556 A2 Ordinary shares with premium of £0.99 (2017: 200,556)	199	199
5,486 B Ordinary shares with premium of £0.99 (2017: 5,486)	5	5
896 Deferred B Ordinary shares with premium of £0.99 (2017: 896)	2	2
75,000 C Ordinary shares with premium of £0.99 (2017: 25,012)	25	25
	937	937

The share premium reserve represents the amount paid by the Shareholders in excess of the nominal value of the shares purchased.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

23. Other reserves

Group	Total
£’000
At 1 July 2017	777
Capital contribution	42,667
At 30 June 2018	43,444

During the prior year the Sky plc group provided the Group with a £0.8 million early repayment discount due to the early repayment of the loan provided to Cyan Blue VLNCo Limited (see note 18). This was recognised as a capital contribution in the Group.

The current year capital contribution relates to professional fees incurred by the Company associated with the acquisition by The Stars Group Inc. which the shareholders have agreed to fund.

24. Available-for-sale reserve

	2018 £’000	2017 £’000

Balance brought forward at 1 July	1,345	239
Revaluation on equity investment (note 12)	(1,179)	1,106
Disposal of equity investment	(166)	-
	-	1,345

The Available-for-sale reserve represented the revaluation of ordinary shares acquired in NYX (see note 12), which were classified as available for sale assets.

There is no taxable amount due on these balances therefore the amounts are both gross and net of tax.

The purpose of available for sale is to record the cumulative changes in the fair value of available for sale assets which are not recorded in the statement of comprehensive income.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

25. Notes to the Cash Flow Statement

Reconciliation of profit/(loss) before taxation to cash generated from operations

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000
Profit/(loss) before taxation	5,842	(3,031)
Depreciation of property, plant and equipment	4,961	3,797
Amortisation of intangible assets	68,181	67,105
Impairment of intangible assets	-	6,336
Loss on sale of PPE	254	92
Foreign exchange loss	(252)	(363)
Revaluation (gain)/loss	(7,757)	2,464
Net finance costs	90,777	69,141
Other gains and losses	-	48
Profit on disposal of investment	(2,312)	-
	159,694	145,589
Increase in trade and other receivables	(8,438)	(4,632)
Increase in trade and other payables	70,791	13,389
(Increase)/decrease in provisions	(823)	2,241
Cash generated from operations	221,224	156,587
Income taxes paid	(20,640)	(14,836)
Net cash from operations	200,584	141,751

Cash and cash equivalents

	2018 £’000	2017 £’000
Cash at bank	188,713	96,580
Cash held by third parties	100	317
Ring-fenced customer account balances	31,321	25,893
	220,134	122,790

Cash and cash equivalents comprise cash held by the Group. This amount includes £31.3 million (2017: £25.9 million) of customer funds.  Cash and cash equivalents at the end of the reporting period as shown in the consolidated cash flow statement £220.1 million (2017: £122.8 million) reconciles to the related items in the Consolidated Balance Sheet position.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

26.  Transactions with related parties

The tables below set out the related party transactions and year end balances between the Group and its related parties.

Transactions with Sky plc group

At the balance sheet date, Sky plc group had a 20% interest in the Sky Betting and Gaming business. The Group continues to purchase goods and services from companies that form part of the Sky plc group at arm’s length prices.

	Year ended 30 June 2018 £’000	Year ended 30 June 2017 £’000
Marketing services from Sky plc group	34,379	38,857
Technology services from Sky plc group	240	1,117

During the current year the Group received income for platform services provided to the Sky plc group.

	Year ended 30 June 2018 £’000	Year ended 30 June 2017 £’000
Other income	635	638

The amount outstanding with Sky plc group at the end of the year was £4.4 million (2017: £9.8 million).

Sky plc had invested in the group in the form of shareholder loan notes and the following table details the interest costs charged to the Group during the year.

	Year ended 30 June 2018 £’000	Year ended 30 June 2017 £’000
Interest payable on Loan note issued to Cyan Blue VLNCo Limited	-	6,355
Interest payable on Loan note issued to Cyan Blue Topco Limited	9,912	9,106

The table below details the amounts outstanding on the Balance Sheet at the year end due to Sky plc group.

	2018 £’000	2017 £’000
Payable due to group recharges and trading	4,444	9,771
Loan note issued to Cyan Blue Topco Limited	104,202	94,729
Accrued interest on loan note to Cyan Blue Topco Limited	5,110	4,671

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

26.  Transactions with related parties (continued)

Transactions with Openbet

On 16 May 2016 the Group invested £22.5 million in NYX (see note 13) through convertible preference shares in a subsidiary company and ordinary shares in NYX.  NYX owns Openbet which is the Group’s platform provider. The Group has charged £4.5 million of costs relating to Openbet through the consolidated statement of comprehensive income up to the point of sale of the Group’s interest in NYX on 5 January 2018 (year ended 30 June 2017: £10.2 million).

Transactions with Cryptologic

On 16 May 2016 the Group invested £22.5 million in NYX (see note 13) through convertible preference shares in a subsidiary company and ordinary share in NYX.  NYX owns Cryptologic who supply games to the Group.

Employee Benefit Trust

A number of employees of Group companies have invested in the Group through the Employee Benefit Trust.  During the 48 week period to 30 June 2015 the parent company issued a loan to the Employee Benefit Trust.  This loan is interest bearing at a rate of 10% and is repayable on demand.

Interest charged on the loan to the Employee Benefit Trust during the year is detailed below:

	Year ended 30 June 2018 £’000	Year ended 30 June 2017 £’000
Interest income on Loan	107	99

As at the Balance Sheet date the Group had an outstanding balance due to the Employee Benefit Trust of £1.2 million (30 June 2017: £1.1 million).

Key Management Personnel

The remuneration of the 4 Directors, who are the key management personnel of the Group, as well as holding investments in the Group, is paid for by one of the Company’s subsidiary companies.  The table below summarises the remuneration paid during the years.

	Year ended 30 June 2018	Year ended 30 June 2017
	£m	£m

Emoluments	1.3	1.1

Other

At the year end outstanding from Shareholders’ was a balance of £42.7 million in relation to the capital contribution, see note 23.

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

27.  Operating lease arrangements

	Year ended 30 June 2018	Year ended 30 June 2017
	£’000	£’000

Lease payments under operating leases recognised as an expense in the year	3,448	3,032

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2018 £’000	2017 £’000

Within one year	4,117	2,725
In second to fifth year inclusive	11,374	8,453
After five years	3,342	3,946

Operating lease payments represent rentals payable by the group for certain of its office properties.

28.  Financial commitments

	2018 £’000	2017 £’000

Contracted for but not provided for	25,645	22,089

The financial commitments detailed above include amounts for technology and IT contracts.

29.  Retirement benefit schemes

The Group participates in a defined contribution retirement benefit scheme for all qualifying employees of the subsidiary Hestview Limited. The assets of the schemes are held separately from those of the Group in funds under the control of trustees. Where there are employees who leave the schemes prior to vesting fully, the contributions payable by the Group are reduced by the amount of forfeited contributions. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

The total cost charged to income of £2.7 million (year ended 30 June 2017: £2.3 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. As at 30 June 2018, contributions of £0.6 million (2017: £0.4 million) due in respect of the current reporting period had not been paid over to the schemes.

30. Dividends	2018	2017
	£’000	£’000

Dividends declared and paid during the year	540,340	-

Cyan Blue Topco Limited

Notes to the consolidated financial statements (continued)

For the year ended 30 June 2018

31.  Events after the balance sheet date

On 21 April 2018, The Stars Group Inc. announced that it signed a definitive agreement to acquire the Company from CVC Capital Partners and Sky plc for $4.7bn. The acquisition completed on 10 July 2018.

As part of the acquisition the following changes to the Group’s financing structure took place:

1. The external bank debt including all interest accrued to 10 July 2018 of £437,648,967 and $498,226,193 held in Cyan Blue Holdco 3 Limited was repaid in full.

2. All interest rate and cross currency derivative contracts held in Cyan Blue Holdco 3 Limited were novated at market value to Stars Group Holdings BV, a Netherlands based subsidiary of  The Stars Group Inc.

3. The Note C shareholder loan between Cyan Bidco Limited and Cyan Blue Holdco 3 Limited was repaid in full, including all accrued interest to 10 July 2018.

4. All shareholder loans held in Cyan Blue Topco Limited, due to Sky UK plc and Cyan Blue Jerseyco Limited were repaid in full, including all interest accrued to 10 July 2018.

5. All preference shares held in Cyan Blue Topco Limited, due to Cyan Blue Manco Limited were repaid in full, including all interest accrued to 10 July 2018.

6. The Employee Benefit Trust loan along with accrued interest of £1.2m was repaid on 10 July 2018.

To fund the repayment of the debt noted above Cyan Blue Topco Limited issued a share to Stars Group Holdings (UK) Limited with a nominal value of £0.01 for £1,272,935,591.64.  The Group is now funded by intercompany loans.

Cyan Blue Topco Limited

SCHEDULE B – UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE STARS GROUP

See attached.

THE STARS GROUP INC.

Unaudited pro forma condensed consolidated financial statements

As at and for the six months ended June 30, 2018 and for the year ended December 31, 2017

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS For the six months ended June 30, 2018 (In thousands of U.S. dollars except per share amounts)
	The Stars Group Inc.	Cyan Blue Topco Limited (Sky Betting & Gaming)	Pro Forma Adjustments		Consolidated Pro Forma
	$ As Reported	$ Note 5	$	Note	$

Revenues	804,403	456,667	(1,692)	6d)	1,259,378
Cost of revenue	(163,901)	(119,881)	-		(283,782)
Gross profit	640,502	336,786	(1,692)		975,596
General and administrative	(404,093)	(208,573)	(41,929)	6c)	(620,095)
			34,500	7
Sales and marketing	(104,319)	(109,336)	1,692	6d)	(211,963)
Research and development	(17,160)	(9,602)	-		(26,762)
Operating income	114,930	9,275	(7,429)		116,776
Net financing charges	(198,710)	(47,248)	59,889	8	(106,064)
			117,011	10
			(37,006)	11
Net earnings from associates	1,068	-	-		1,068
(Loss) earnings before income taxes	(82,712)	(37,973)	132,465		11,780
Income tax recovery (expense)	2,249	(8,181)	2,625	9	(3,307)
Net (loss) earnings	(80,463)	(46,154)	135,090		8,473

Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.	(78,194)	(46,154)	135,090		10,742
Non-controlling interest	(2,269)	-	-		(2,269)
Net (loss) earnings	(80,463)	(46,154)	135,090		8,473

(Loss) earnings per Common Share (U.S. dollars)
Basic (loss) earnings per common share	$(0.52)		﷐	13	$0.05
Diluted (loss) earnings per common share	$(0.52)			13	$0.04

Weighted Average Common Shares Outstanding (thousands)
Basic	150,523			13	205,081
Diluted	150,523			13	267,007

See accompanying notes

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS For the year ended December 31, 2017 (In thousands of U.S. dollars except per share amounts)
	The Stars Group Inc.	Cyan Blue Topco Limited (Sky Betting & Gaming)	Pro Forma Adjustments		Consolidated Pro Forma
	$ Note 4	$ Note 5	$	Note	$

Revenues	1,312,315	804,017	(516)	6d)	2,115,816
Cost of revenue	(247,497)	(208,881)	-		(456,378)
Gross profit	1,064,818	595,136	(516)		1,659,438
General and administrative	(437,887)	(260,970)	(77,355)	6c)	(776,212)
Sales and marketing	(154,358)	(166,250)	516	6d)	(320,092)
Research and development	(25,180)	(9,292)	-		(34,472)
Operating income	447,393	158,624	(77,355)		528,662
Net financing charges	(158,331)	(109,871)	14,098	10	(327,896)
			(73,792)	11
Net loss from associates	(2,569)	-	-		(2,569)
Net earnings before income taxes	286,493	48,753	(137,049)		198,197
Income tax expense	(27,208)	(23,358)	4,174	9	(46,392)
Net earnings	259,285	25,395	(132,875)		151,805

Net earnings attributable to
Shareholders of The Stars Group Inc.	259,231	25,395	(132,875)		151,751
Non-controlling interest	54	-	-		54
Net earnings	259,285	25,395	(132,875)		151,805

Earnings per Common Share (U.S. dollars)
Basic earnings per common share	$1.77			13	$0.75
Diluted earnings per common share	$1.27			13	$0.59

Weighted Average Common Shares Outstanding (thousands)
Basic	146,819			13	201,753
Diluted	203,708			13	258,642

See accompanying notes

i

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at June 30, 2018 (In thousands of U.S. dollars)
	The Stars Group Inc.	Cyan Blue Topco Limited (Sky Betting & Gaming)	Pro Forma Adjustments		Pro Forma Consolidated
	$ As Reported	$ Note 5	$	Note	$
ASSETS
Current assets
Cash and cash equivalents – operational	1,052,146	249,365	(1,845,530)	6b)	410,949
			(6,271)	7
			(54,673)	8
			55,991	10
			959,921	11
Cash and cash equivalents – customer deposits	274,862	41,365	-		316,227
Total cash and cash equivalents	1,327,008	290,730	(890,562)		727,176
Restricted cash advances and collateral	12,077	-	-		12,077
Prepaid expenses and other current assets	32,058	20,962	(4,580)	10	43,836
			(4,604)	11
Current investments – customer deposits	106,074	-	-		106,074
Accounts receivable	96,071	70,268	(493)	6d)	165,846
Income tax receivable	16,161	-	-		16,161
Total current assets	1,589,449	381,960	(900,239)		1,071,170
Non-current assets
Restricted cash advances and collateral	45,739	-	-		45,739
Prepaid expenses and other non-current assets	29,892	-	-		29,892
Non-current accounts receivable	12,472	-	-		12,472
Property and equipment	54,405	18,826	-		73,231
Income tax receivable	19,013	-	-		19,013
Deferred income taxes	6,110	1,375	-		7,485
Derivatives	-	6,534	-		6,534
Goodwill and intangible assets	4,950,655	975,831	(975,831)	6b)	10,181,397
			3,082,032	6b)
			2,148,710	6b)
Total non-current assets	5,118,286	1,002,566	4,254,911		10,375,763
Total assets	6,707,735	1,384,526	3,354,672		11,446,933

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at June 30, 2018 (In thousands of U.S. dollars)
	The Stars Group Inc.	Cyan Blue Topco Limited (Sky Betting & Gaming)	Pro Forma Adjustments		Pro Forma Consolidated
	$ As Reported	$ Note 5	$	Note	$
LIABILITIES
Current Liabilities
Accounts payable and other liabilities	265,439	211,439	(493)	6d)	467,201
			(4,580)	10
			(4,604)	11
Customer deposits	380,936	40,926	-		421,862
Current provisions	22,227	13,434	(13,434)	6b)	36,189
			13,962	6b)
Derivatives	60,347	-	(59,889)	8	458
Income tax payable	71,881	22,713	(22,713)	6b)	107,577
			35,696	6b)
Due to related party	926	-	-		926
Current portion of long-term debt	21,700	-	14,050	10	35,750
Total current liabilities	823,456	288,512	(42,005)		1,069,963
Non-current liabilities
Long-term debt	2,705,179	1,752,998	64,168	10	5,482,266
			959,921	11
Long-term provisions	3,145	1,445	-		4,590
Derivatives	61,868	4,515	-		66,383
Other long-term liabilities	88,777	-	-		88,777
Due to related party	35,124	-	-		35,124
Income tax payable	6,676	-	-		6,676
Deferred income taxes	105,098	82,393	(82,393)	6b), 9	466,708
			361,610	6b), 9
Total non-current liabilities	3,005,867	1,841,351	1,303,306		6,150,524
Total liabilities	3,829,323	2,129,863	1,261,301		7,220,487
Total equity (deficit)	2,878,412	(745,337)	745,337	6a)	4,226,446
			1,371,316	6b)
			(6,271)	7
			5,216	8
			(22,227)	10
Total liabilities and equity	6,707,735	1,384,526	3,354,672		11,446,933

See accompanying notes

1.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

1.	Description of the Transaction

On April 21, 2018, The Stars Group Inc. (“The Stars Group” or the “Corporation”) entered into a purchase and sale deed (the “Acquisition Agreement”) to acquire Cyan Blue Topco Limited, carrying on business as Sky Betting & Gaming (“SBG”), from Cyan Blue JerseyCo Limited (the holding vehicle for investment funds and vehicles advised by affiliates of CVC Capital Partners), Sky UK Limited (a subsidiary of Sky plc) and certain management shareholders (the “Acquisition”). The transaction closed on July 10, 2018. Under the terms of the Acquisition Agreement and based on the closing price of common shares on July 10, 2018, the purchase price for the acquisition was $3,216,846, which was composed of $1,845,530 in cash consideration and an aggregate of 37,934,054 newly-issued common shares. The Stars Group acquired SBG’s loan notes, preferred shares and outstanding long-term debt which amounted to $1,752,998 on June 30, 2018 for a total enterprise value of $4,969,884. The Stars Group raised debt and equity financing which was used to finance the cash consideration payable in connection with the Acquisition, refinance certain of the Corporation’s and SBG’s existing indebtedness and to pay fees and expenses in connection with these transactions.

These unaudited pro forma condensed consolidated financial statements present the impact of the following transactions and have been prepared on the basis described in Note 2 Basis of Preparation.

a)	The Acquisition as described in Note 3 The Acquisition;
b)

Obtaining fully committed debt financing arrangements totaling $5,268,650, including $4,568,650 of first lien term loans and a $700,000 revolving credit facility (the “Senior Facilities”) under which the Corporation incurred $4,568,650 of first lien term loans, and drew $100,000 on the revolving credit facility, incurring total indebtedness of $4,668,650. The Corporation raised $4,558,095 net of transaction costs, as described in Note 10 Senior Facilities;

c)

The incurrence of indebtedness under the $1,000,000 Senior Notes (the “Senior Notes”) with net proceeds of $959,921 under a U.S. private placement (the “Notes Offering”), as described in Note 11 Senior Notes, which together with the Senior Facilities forms the “Debt Financing”; and

d)

An issuance of 17,000,000 newly-issued common shares at a share price of $38.00 for gross proceeds of $646,000 (the “Equity Offering”) and net proceeds of $619,382, as described in Note 12 Equity Offering.

2.	Basis of Preparation

The Corporation’s unaudited pro forma condensed consolidated statement of financial position as at June 30, 2018 and the unaudited pro forma condensed consolidated statements of earnings for the six months ended June 30, 2018 and the year ended December 31, 2017 have been prepared by management for the purpose of presenting the impact of the Acquisition, the Debt Financing and the Equity Offering, as described in Notes 3 and 6, Notes 10 and 11, and Note 12, respectively. The unaudited pro forma condensed consolidated statement of financial position includes the effect of these transactions as if they had occurred on June 30, 2018. The unaudited pro forma condensed consolidated statements of earnings for the six months ended June 30, 2018 and the year ended December 31, 2017 give effect to these transactions as if they had occurred on January 1, 2017.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated statement of financial position as at June 30, 2018 and the unaudited pro forma condensed consolidated statements of earnings for the six months ended June 30, 2018 and the year ended December 31, 2017 incorporate the significant accounting policies used by The Stars Group for the respective periods in the consolidated financial statements filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com. The unaudited pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation of the unaudited pro forma condensed consolidated financial statements in accordance with the recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

2.	Basis of Preparation (Continued)

Pro forma adjustments reflected in the unaudited pro forma condensed consolidated financial statements are based on items that are factually supportable, directly attributable to the Acquisition for which there are firm commitments, and are expected to have a continuing impact on the unaudited pro forma condensed consolidated financial statements for which complete financial effects are objectively determinable.

All dollar amounts, except for per share information, or unless otherwise specified, are expressed in thousands of U.S. dollars (“USD” or “$”) which is the presentation currency of The Stars Group.

The Corporation’s unaudited pro forma condensed consolidated financial statements have been prepared using the following information:

•

The audited consolidated statement of earnings of The Stars Group for the year ended December 31, 2017. The audited financial information for the year ended December 31, 2017 has been extracted from the audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Adjustments have been made to The Stars Group’s audited consolidated statement of earnings for the year ended December 31, 2017 to conform with the presentation format used in the unaudited interim condensed consolidated statement of loss for the six months ended June 30, 2018 (see Note 4);

•

The unaudited interim condensed consolidated statement of financial position of The Stars Group as at June 30, 2018 and the unaudited interim condensed consolidated statement of loss for the six months ended June 30, 2018. The unaudited condensed financial information has been extracted from the unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 (“IAS 34”) as issued by the IASB ;

•

The unaudited condensed consolidated statement of loss of SBG for the six months ended June 30, 2018 has been derived from the audited consolidated statement of comprehensive income of SBG for the year ended June 30, 2018 prepared in accordance with IFRS as issued by the IASB which is included elsewhere in this Business Acquisition Report (“BAR”) and the unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2017. The unaudited condensed consolidated statement of loss for the six months ended June 30, 2018 is constructed by subtracting the unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2017 from the audited consolidated statement of comprehensive income or the year ended June 30, 2018. Adjustments have been made to SBG’s historical financial information to conform with The Stars Group’s accounting policies and presentation currency (see Note 5);

•

The unaudited condensed consolidated statement of earnings of SBG for the twelve months ended December 31, 2017 has been derived from the audited consolidated statement of comprehensive income of SBG for the year ended June 30, 2017 prepared in accordance with IFRS as issued by the IASB included elsewhere in this BAR and the unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2017 and 2016. The unaudited condensed consolidated statement of earnings for the twelve months ended December 31, 2017 has been constructed by subtracting the unaudited financial information derived from the accounting recorded for the six months ended December 31, 2016 from the audited statement of comprehensive income for the year ended June 30, 2017 and adding the unaudited financial information derived from the accounting records for the six months ended December 31, 2017. Adjustments have been made to SBG’s historical financial information to conform with The Stars Group’s accounting policies and presentation currency (see Note 5);

v

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

2.	Basis of Preparation (Continued)

•

The audited consolidated balance sheet of SBG as at June 30, 2018. The audited financial information has been extracted from the audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB included elsewhere in this BAR.

The unaudited pro forma condensed consolidated financial statements, including the notes thereto, should be read in conjunction with The Stars Group and SBG historical financial statements which are filed on SEDAR or are included elsewhere in this BAR.

The unaudited pro forma condensed consolidated financial statements are prepared based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed consolidated financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the Acquisition, the Debt Financing or Equity Offering. The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized if The Stars Group and SBG had been a consolidated company during the specified periods. Additionally, the application of the acquisition method of accounting depends on certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed and have been made solely for the purposes of providing unaudited pro forma condensed consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and the consolidated company’s future earnings and financial position.

3.	The Acquisition

The Stars Group completed the acquisition of 100% of the outstanding shares of SBG in exchange for cash and share consideration of $3,216,846 which was composed of $1,845,530 in cash consideration and the issuance of an aggregate of 37,934,054 newly-issued common shares. The Acquisition is considered to be an acquisition under IFRS 3 Business Combinations (“IFRS 3”) with The Stars Group as the acquirer and SBG as the acquired entity. The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. The purchase price calculation has been made based on the closing date of the Acquisition of July 10, 2018 and the determination of the fair values of the assets acquired and the liabilities assumed is dependent upon fair value estimates and assumptions as at the acquisition date.

The Stars Group has not yet completed a valuation analysis of the fair market value of SBG’s assets to be acquired and liabilities to be assumed and has estimated preliminary allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed consolidated financial statements. The final purchase price allocation will be determined following the completion of the detailed valuation, other studies, and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include changes in allocations to intangible assets and goodwill based on the results of certain valuations and other studies that have yet to be completed and other changes to assets and liabilities.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

4.	Adjustments to Construct Consistent Historical Financial Information

Reclassification adjustments have been made to the consolidated statement of earnings of The Stars Group for the year ended December 31, 2017 to conform with The Stars Group’s presentation in the second quarter of fiscal 2018, which had a $nil impact on the net income (loss) for the period presented.

As at December 31, 2017 (in thousands)	Twelve months ended December 31, 2017 As Previously Published	Presentation Reclass	Twelve months ended December 31, 2017 Adjusted Presentation
	$	$	$

Revenue	1,312,315	-	1,312,315
Cost of sales	-	(247,497)	(247,497)
Gross profit	1,312,315	(247,497)	1,064,818

Selling	(192,709)	192,709	-
General and administrative	(571,258)	571,258	-
Financial	(163,039)	163,039	-
Gaming duty	(130,771)	130,771	-

General and administrative	-	(437,887)	(437,887)
Sales and marketing	-	(154,358)	(154,358)
Research and development	-	(25,180)	(25,180)
Operating income	254,538	192,855	447,393

Gain (loss) from investments	34,524	(34,524)	-
Net Financing Charges	-	(158,331)	(158,331)
Net (loss) earnings from associates	(2,569)	-	(2,569)
Net earnings before income taxes	286,493	-	286,493

Income tax expense	(27,208)	-	(27,208)
Net earnings	259,285	-	259,285

5.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars

The historical financial information of SBG was prepared in accordance with IFRS as issued by the IASB and presented in British Pounds Sterling (“GBP” or “£”). SBG’s fiscal year end is June 30 and historical financial information was used to present unaudited pro forma condensed consolidated financial statements based on the fiscal year of The Stars Group being December 31. Reclassification adjustments have been made to SBG’s historical financial information to comply with The Stars Group’s presentation which resulted in a net impact of $nil on the net earnings (loss) for the periods presented and on the statement of financial position. Based on The Stars Group management’s review of SBG’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of SBG to conform to the accounting policies of The Stars Group are not expected to be significant and therefore no pro forma adjustments other than those listed below have been made.

The historical financial information was translated from GBP to USD using the following historical exchange rates:

£/$
Period end exchange rate as at June 30, 2018	1.3207
Average exchange rate for the six months ended June 30, 2018	1.3763
Average exchange rate for the year ended December 31, 2017	1.2881

5.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars (Continued)

The unaudited condensed consolidated statement of loss for the six months ended June 30, 2018 is constructed by subtracting the unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2017 from the audited consolidated statement of loss for the year ended June 30, 2018. The table below presents the construction, presentation reclassification adjustments which had a $nil impact on net loss and translation of SBG’s consolidated statement of loss for the six months ended June 30, 2018:

	Year ended June 30, 2018	Six months ended December 31, 2017	Six months ended June 30, 2018	Presentation Reclass	Six months ended June 30, 2018 Adjusted Presentation	Six months ended June 30, 2018 Adjusted Presentation
	£	£	£	£	£	$

Revenue	670,466	338,658	331,808	-	331,808	456,667
Cost of sales	(170,334)	(83,230)	(87,104)	-	(87,104)	(119,881)
Gross profit	500,132	255,428	244,704	-	244,704	336,786

Operating expenses	(413,413)	(173,530)	(239,883)	239,883	-	-
Operating profit	86,719	81,898	4,821	239,883	244,704	336,786

Revaluation of financial instruments measured at fair value	7,757	(19)	7,776	(7,776)	-	-
Investment income	3,267	875	2,392	(2,392)	-	-
Finance costs	(91,901)	(49,321)	(42,580)	42,580	-	-

General and administrative				(151,546)	(151,546)	(208,573)
Sales and marketing				(79,442)	(79,442)	(109,336)
Research and development				(6,977)	(6,977)	(9,602)
Operating income (loss)	5,842	33,433	(27,591)	34,330	6,739	9,275
Net Financing Charges				(34,330)	(34,330)	(47,248)
Net earnings (loss) before income taxes	5,842	33,433	(27,591)	-	(27,591)	(37,973)
Tax expense	(21,124)	(15,180)	(5,944)	5,944	-	-
Income tax expense				(5,944)	(5,944)	(8,181)
Net (loss) earnings	(15,282)	18,253	(33,535)	-	(33,535)	(46,154)

5.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars (Continued)

The unaudited condensed consolidated statement of earnings for the twelve months ended December 31, 2017 is constructed by adding unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2017 to the audited consolidated statement of earnings for the year ended June 30, 2017 and by subtracting the unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2016. The table below presents the construction, presentation reclassification adjustments which had a $nil impact on net income and translation of SBG’s consolidated statement of earnings for the twelve months ended December 31, 2017:

	Year ended June 30, 2017	Six months ended December 31, 2017	Six months ended December 31, 2016	Twelve months ended December 31, 2017	Presentation Reclass	Twelve months ended December 31, 2017 Adjusted Presentation	Twelve months ended December 31, 2017 Adjusted Presentation
	£	£	£	£	£	£	$

Revenue	515,765	338,658	230,235	624,188	-	624,188	804,017
Cost of sales	(140,232)	(83,230)	(61,300)	(162,162)	-	(162,162)	(208,881)
Gross profit	375,533	255,428	168,935	462,026	-	462,026	595,136

Operating expenses	(306,959)	(173,530)	(141,496)	(338,993)	338,993	-	-
Operating profit	68,574	81,898	27,439	123,033	338,993	462,026	595,136

Revaluation of financial instruments measured at fair value	(2,464)	(19)	(925)	(1,558)	1,558	-	-
Investment income	1,670	875	759	1,786	(1,786)	-	-
Finance costs	(70,811)	(49,321)	(34,719)	(85,413)	85,413	-	-

General and administrative	-	-	-	-	(202,601)	(202,601)	(260,970)
Sales and marketing	-	-	-	-	(129,066)	(129,066)	(166,250)
Research and development	-	-	-	-	(7,214)	(7,214)	(9,292)
Operating (loss) income	(3,031)	33,433	(7,446)	37,848	85,297	123,145	158,624
Net Financing Charges	-	-	-	-	(85,297)	(85,297)	(109,871)
Net (loss) earnings before income taxes	(3,031)	33,433	(7,446)	37,848	-	37,848	48,753
Tax expense	(2,964)	(15,180)	(10)	(18,134)	18,134	-	-
Income tax expense	-	-	-	-	(18,134)	(18,134)	(23,358)
Net (loss) earnings	(5,995)	18,253	(7,456)	19,714	-	19,714	25,395

5.

x

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars (Continued)

The table below presents the presentation reclassification adjustments which had a $nil impact on the total assets, liabilities and deficit accounts and translation of SBG’s consolidated balance sheet as at June 30, 2018:

As at June 30, 2018 (in thousands)	As Reported	Presentation Reclass	Adjusted Presentation	Adjusted Presentation
	£	£	£	$

Current assets
Cash and cash equivalents	220,134	(220,134)	-	-
Cash and cash equivalents – operational	-	188,813	188,813	249,365
Cash and cash equivalents – customer deposits	-	31,321	31,321	41,365
Total cash and cash equivalents	220,134	-	220,134	290,730
Prepaid expenses and deposits	-	15,872	15,872	20,962
Trade and other receivables	69,077	(69,077)	-	-
Accounts receivable	-	53,205	53,205	70,268
Total current assets	289,211	-	289,211	381,960

Non-current assets
Property, plant and equipment	14,255	(14,255)	-	-
Property and equipment	-	14,255	14,255	18,826
Intangible assets	418,859	(418,859)	-	-
Goodwill	320,015	(320,015)	-	-
Goodwill and intangible assets	-	738,874	738,874	975,831
Derivative financial instruments	4,947	(4,947)	-	-
Derivatives	-	4,947	4,947	6,534
Deferred tax	1,041	(1,041)	-	-
Deferred income tax	-	1,041	1,041	1,375
Total non-current assets	759,117	-	759,117	1,002,566

Total assets	1,048,328	-	1,048,328	1,384,526

5.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars (Continued)

As at June 30, 2018 (in thousands)	As Reported	Presentation Reclass	Adjusted Presentation	Adjusted Presentation
	£	£	£	$

Current liabilities
Trade and other payables	191,084	(191,084)	-	-
Accounts payable and other liabilities	-	160,096	160,096	211,439
Customer deposits	-	30,988	30,988	40,926
Current tax	17,198	(17,198)	-	-
Income tax payable	-	17,198	17,198	22,713
Provisions	10,172	(10,172)	-	-
Current provisions	-	10,172	10,172	13,434
Total current liabilities	218,454	-	218,454	288,512

Non-current liabilities
Borrowings	1,327,325	(1,327,325)	-	-
Long-term debt	-	1,327,325	1,327,325	1,752,998
Provisions	1,094	(1,094)	-	-
Long-term provisions	-	1,094	1,094	1,445
Deferred tax	62,386	(62,386)	-	-
Deferred income taxes	-	62,386	62,386	82,393
Derivative financial instruments	3,419	(3,419)	-	-
Derivatives	-	3,419	3,419	4,515
Total non-current liabilities	1,394,224	-	1,394,224	1,841,351

Total liabilities	1,612,678	-	1,612,678	2,129,863

Equity
Share capital	10	(10)	-	-
Share premium	937	(937)	-	-
Other reserves	43,444	(43,444)	-	-
Accumulated losses	(608,741)	608,741	-	-
Total equity (deficit)	-	(564,350)	(564,350)	(745,337)
Total equity (deficit)	(564,350)	-	(564,350)	(745,337)

Total liabilities and equity (deficit)	1,048,328	-	1,048,328	1,384,526

6.	Pro forma Adjustments and Assumptions for the Acquisition of Sky Betting & Gaming

The unaudited pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

a)	This pro forma adjustment eliminates SBG’s historical deficit of $745,337.

b)

This entry reflects the completion of the Acquisition in exchange for cash consideration of $1,845,530 and the issuance of 37,934,054 common shares with a value of $1,371,316 for total consideration of $3,216,846. Pursuant to the terms of the Acquisition Agreement, the Corporation acquired and redeemed SBG’s loan notes of $657,599 and preferred shares of $11,433, and repay outstanding long-term debt of $1,083,966 for a total of $1,752,998 (see Note 10 Senior Facilities).

6.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Pro forma Adjustments and Assumptions for the Acquisition of Sky Betting & Gaming (Continued)

The following table summarizes the components of the purchase consideration:

Number of The Stars Group common shares issued	37,934,054
The Stars Group share price per share(i)	$ 36.15

Equity portion of purchase price	$ 1,371,316
Cash consideration	$ 1,845,530
Purchase price	$ 3,216,846

(i)	The Stars Group’s USD closing share price of $36.15 on NASDAQ as at July 10, 2018.

The Corporation has prepared a preliminary estimate of the fair market value of assets acquired and liabilities assumed under the Acquisition. Pro forma adjustments have been made to eliminate SBG’s historical carrying values and to reflect the allocation of the preliminary purchase price where there is a difference between the carrying value and fair value. The following table summarizes the allocation of the preliminary purchase price:

Net identifiable assets of Sky Betting & Gaming acquired	As at June 30, 2018 $
Financial assets	388,494
Property and equipment	18,826
Deferred income taxes	1,375
Identifiable intangible assets	2,148,710
Financial liabilities	(256,880)
Current provisions	(13,962)
Long-term debt	(1,752,998)
Income taxes payable	(35,696)
Long-term provisions	(1,445)
Deferred income taxes	(361,610)
Total net identifiable assets	134,814
Goodwill	3,082,032
Purchase price	3,216,846

c)

Represents the adjustment to amortization expense relating to the preliminary fair value adjustment to $2,148,710 for intangible assets. Intangible assets are amortized straight-line over the estimated useful lives as follows:

Asset	Fair Value $	Estimated useful life
Customer relationships	1,362,170	15 years
Brand licensing agreement	487,735	Term of agreement
Brand	13,402	Indefinite life
Technology	285,403	5 years
Total Fair Value	2,148,710

As a result of the fair value adjustments above, amortization expense increased by $41,929 during the six months ended June 30, 2018 and by $77,355 during the year ended December 31, 2017, respectively.

6.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Pro forma Adjustments and Assumptions for the Acquisition of Sky Betting & Gaming (Continued)

d)

This pro forma adjustment eliminates intercompany revenues, and an equal sales and marketing charge of $1,692 during the six months ended June 30, 2018 and $516 during the year ended December 31, 2017 for transactions entered into within the normal course of business between a wholly owned subsidiary of The Stars Group and SBG included in the unaudited pro forma condensed consolidated statement of earnings. A pro forma adjustment was also made to eliminate intercompany payables and receivables of $493 between The Stars Group and SBG as at June 30, 2018 from the unaudited pro forma condensed consolidated statement of financial position.

7.	Acquisition-related Costs

The unaudited pro forma condensed consolidated statement of earnings for the six months ended June 30, 2018 has been adjusted to reflect a reduction in general and administrative expenses of $34,500 as a result of the elimination of costs incurred by The Stars Group during the six months ended June 30, 2018 that are directly related to the Acquisition. The Stars Group expects to incur additional transaction costs of $6,271 which are reflected as a decrease in cash and a reduction in the equity balance as at June 30, 2018. These amounts have been eliminated on a pro forma basis, as they are not expected to have a continuing effect on the operating results of the consolidated Corporation.

8.	Deal Contingent Forwards

The Stars Group entered into deal contingent forwards with an aggregate notional amount of £700,000 to hedge the foreign currency risk on the payment of the GBP denominated cash consideration due under the Acquisition Agreement. As the deal contingent forwards were settled on the closing date of the Acquisition, a pro forma adjustment has been made to eliminate the June 30, 2018 deal contingent forward liability balance of $59,889 and the corresponding financial expense recorded in net financing charges during the six months ended June 30, 2018 as well as to record a reduction in cash of $54,673 based on the acquisition date settlement value. As a result of fair value movements from June 30, 2018 to the acquisition date, an adjustment to equity to reflect fair value gains of $5,216 has been recorded. The settlement value of the deal contingent forward was determined based on its fair value as of July 10, 2018 which is the closing date of the Acquisition.

9.	Income Taxes

For the purpose of the pro forma adjustments included in the unaudited pro forma condensed consolidated financial statements, the following tax rates were applied:

•

The Stars Group’s effective income tax rate was 2.72% for the six months ended June 30, 2018 and 2.03% for the year ended December 31, 2017; however, due to historical non-recognition of tax losses and other tax attributes, no tax (expense) recovery is recorded on the pro-forma adjustment of acquisition-related costs, settlement of deal contingent forwards, and interest expense under the Debt Financing incurred by The Stars Group.

9.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Income Taxes (Continued)

•

Sky Betting & Gaming’s statutory income tax rates of 19% for the six months ended June 30, 2018 and 19.25% for the year ended December 31, 2017 were used in determining a corresponding income tax recovery of $2,625 and $4,174, respectively, as a result of the increase in amortization offset by the elimination of historical financing charges following the refinancing under the Debt Financing.

•

The deferred income tax liability of $361,610 arising on the Acquisition is composed of the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities related to the Acquisition of $279,217 in addition to the pre-acquisition deferred income tax liability of $82,393. Deferred income tax assets and liabilities are measured at the tax rates expected to be in effect when these differences reverse.

10.	Senior Facilities

The Corporation has obtained fully committed debt financing of $5,268,650 including $4,568,650 of first lien term loans and a $700,000 revolving credit facility under the Senior Facilities agreement. The Corporation incurred indebtedness of $4,668,650 under the first lien term loans which is composed of $3,575,000 under the USD tranche, $993,650 (€850,000 translated at the June 30, 2018 closing rate of 1.1690) under the EUR tranche in addition to $100,000 under the revolving facility to finance the cash portion of the Acquisition, refinance the Corporation’s existing term loans and repay SBG’s outstanding debt.

As at June 30, 2018 $
New debt incurred
Term loan facility(i)	4,568,650
Revolving facility(ii)	100,000
Total new debt incurred (gross)	4,668,650
Deferred transaction costs – term loan(iii)	(110,555)
Total new debt incurred (net)	4,558,095
Current	35,750
Long-term	4,522,345

Historical debt repaid – The Stars Group
USD first lien term note(iv)	(2,164,575)
EUR first lien term note(iv)	(584,531)
Total historical debt repaid – The Stars Group (gross)	(2,749,106)
Deferred transaction costs(v)	22,227
Total historical debt repaid – The Stars Group (net)	(2,726,879)
Current	(21,700)
Long-term	(2,705,179)

Historical debt repaid – Sky Betting & Gaming
Shareholder loan notes(vi)	(657,599)
Preferred shares(vi)	(11,433)
Long-term debt(vi)	(1,083,966)
Total historical debt repaid – Sky Betting & Gaming	(1,752,998)
Current	-
Long-term	(1,752,998)

Consolidated pro forma adjustment to long-term debt	78,218
Current	14,050
Long-term	64,168
Less non-cash effect of historical deferred financing charges	(22,227)
Consolidated pro forma adjustment to cash	55,991

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

10.	Senior Facilities (Continued)

(i)

A senior secured first lien term loan facility with a maturity of seven years composed of a USD tranche of $3,575,000 and a EUR tranche of €850,000. The applicable interest rate under the term loan facility is the USD LIBOR plus 3.50% for amounts drawn under the USD tranche and EURIBOR plus 3.75% for amounts drawn under the EUR tranche. The Corporation is required to repay an aggregate of 1% of the original amount drawn under the USD tranche annually, in equal quarterly installments, with the balance due on maturity and is subject to customary mandatory prepayments, including a customary excess cash flow sweep.

(ii)

A senior secured first lien revolving credit facility with a maturity of five years and an aggregate principal amount up to $700,000 including a letter of credit sub-facility under which the Corporation drew $100,000. The applicable interest rate under the first lien revolving credit facility is LIBOR plus 3.25%.

(iii)

The Corporation incurred $4,580 in transaction costs related to the term loan facility and the revolving facility during the six months ended June 30, 2018 which are reflected in the prepaid expenses and other current assets and accounts payable and other liabilities balances. The Corporation incurred an additional $105,975 in transaction costs in July 2018 to obtain the term loan facility and the revolving facility. The unaudited pro forma condensed consolidated statement of financial position is adjusted to reflect a reduction to the prepaid expenses and other current assets and accounts payable and other liabilities of $4,580 as well as a reduction in the total new debt incurred (gross) of $110,555 as shown in the previous table.

(iv)	Any indebtedness under the Corporation’s existing credit agreement at the date of acquisition will be repaid pursuant to the terms of the Acquisition Agreement.

(v)

In connection with the repayment of indebtedness under the Corporation’s existing credit agreement, the unaudited pro forma condensed consolidated statement of financial position is adjusted to reflect the loss on extinguishment as a reduction in long-term debt and in equity of $22,227 arising from the deferred financing costs.

(vi)	Sky Betting & Gaming shareholder loan notes and preferred shares acquired are redeemed and long-term debt acquired is repaid under the terms of the Acquisition Agreement.

As a result of the Senior Facilities, a pro forma adjustment was made to the unaudited pro forma condensed consolidated statement of financial position to record the net increase in cash of $55,991, as a result of the net increase in the current portion of long-term debt of $14,050 and the net increase in long-term debt of $64,168, offset by deferred financing costs of $22,227 previously included in the debt balance, but already paid for in prior years. The unaudited pro forma condensed consolidated statement of financial position was also adjusted to reflect a reduction in prepaid expenses and other current assets and accounts payable and other liabilities of $4,580 in relation to transaction costs incurred and a reduction in equity of $22,227 in relation to the write-off of historical transaction costs.

The unaudited pro forma condensed consolidated statements of earnings reflect a pro forma adjustment to reflect an increase (decrease) in net financing charges composed of the following:

	For the six months ended June 30, 2018 $	For the year ended December 31, 2017 $
Elimination of historical interest expense for retired debt – The Stars Group	(186,209)	(127,887)
Elimination of historical interest expense for retired debt – Sky Betting & Gaming	(56,235)	(110,020)
Interest expense and fees incurred on the Senior Facilities	117,319	207,581
Amortization of transaction costs – Senior Facilities	8,114	16,228
Decrease in net financing charges	(117,011)	(14,098)

10.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Senior Facilities (Continued)

The following shows the interest expense incurred on the Senior Facilities and the effect of an increase (decrease) in the applicable interest rate:

	For the six months ended June 30, 2018 $	For the year ended December 31, 2017 $
Interest expense on the Senior Facilities	117,319	207,581

0.1% increase in the applicable interest rate	119,971	212,816
0.1% decrease in the applicable interest rate	114,667	202,346

The impact of foreign exchange translation (loss) gain on the USD portions of the Senior Facilities to the functional currency of the issuing subsidiary in the amounts of $(92,116) and $478,888 are not included in the unaudited pro forma condensed consolidated statements of earnings for six months ended June 30, 2018 and the year ended December 31, 2017. The translation loss and gain have not been recognized on the basis that they are not factually supportable based on the Corporation’s plans to manage the foreign exchange risk under their existing risk management strategy through derivative instruments that will effectively hedge this risk. This risk management strategy has been implemented subsequent to the close of the Acquisition and issuance of the Debt Financing.

The following table shows the resulting foreign exchange translation (loss) gain on the Senior Facilities which are not included in the unaudited pro forma condensed consolidated statements of earnings for the six months ended June 30, 2018 and the year ended December 31, 2017 and shows the effect of an increase (decrease) in the applicable foreign exchange rates:

	For the six months ended June 30, 2018 $	For the year ended December 31, 2017 $
Foreign exchange (loss) gain(i)	(92,116)	478,888

5% increase in the period end $/€ rate	(282,445)	305,696
5% decrease in the period end $/€ rate	98,213	652,080

(i)

The foreign exchange (loss) gain is the difference between translating the foreign currency denominated debt balance to the issuing subsidiary’s functional currency using the foreign exchange rate in effect at the beginning of the reporting period and the foreign exchange rate at the end of the reporting period for the financial periods noted above.

Interest expense related to cross currency interest rate swaps of $10,233 and $17,529 included in the unaudited pro forma condensed consolidated statement of earnings for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, presented in Net Financing Charges, and the fair value of the cross currency interest rate swaps of $61,868 included in the unaudited pro forma condensed consolidated statement of financial position as at June 30, 2018 in non-current Derivative liabilities has not been subject to pro forma adjustment.

11.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Senior Notes

The Stars Group issued senior unsecured notes as part of the Notes Offering to finance a portion of the Acquisition in the amount of $1,000,000 with an applicable interest rate of 7.0%, due upon maturity in July 2026 on the completion date of the Acquisition. The Corporation incurred $4,604 in transaction costs during the six months ended June 30, 2018 which are reflected in the prepaid expenses and other current assets and accounts payables and other liabilities balances. The Corporation incurred an additional $35,475 in transaction costs during the month of July 2018. Proceeds from the Senior Notes are recognized in the unaudited pro forma condensed consolidated statement of financial position as an increase in cash and in long-term debt of $959,921 net of transaction costs of $40,079, and a decrease in prepaid expenses and other current assets and accounts payable and other liabilities of $4,604. The following table shows the interest expense that would be incurred on the new debt as well as the effect of an increase (decrease) in the applicable interest rate:

	For the six months ended June 30, 2018 $	For the year ended December 31, 2017 $
Net financing charges(i)	37,006	73,792
0.1% increase in the applicable interest rate	37,499	74,777
0.1% decrease in the applicable interest rate	36,512	72,806

(i)	Interest expense is calculated based on an effective interest rate of 7.68%.

The impact of foreign exchange translation (loss) gain on the USD Senior Notes to the functional currency of the issuing subsidiary in the amount of $(24,061) and $125,087 are not included in the unaudited pro forma condensed consolidated statements of earnings for six months ended June 30, 2018 and the year ended December 31, 2017. The translation loss and gain have not been recognized on the basis that they are not factually supportable based on the Corporation’s plans to manage the foreign exchange risk under their existing risk management strategy through derivative instruments that will effectively hedge this risk.  This risk management strategy will be implemented subsequent to the close of the Acquisition and issuance of the Debt Financing.

The following table shows the resulting foreign exchange translation (loss) gain on the USD Senior Notes which are not included in the unaudited pro forma condensed consolidated statements of earnings for six months ended June 30, 2018 and the year ended December 31, 2017 and show the effect of an increase (decrease) in the applicable foreign exchange rates:

	For the six months ended June 30, 2018 $	For the year ended December 31, 2017 $
Foreign exchange (loss) gain(i)	(24,061)	125,087

5% increase in the period end $/€ rate	(73,776)	79,849
5% decrease in the period end $/€ rate	25,653	170,325

(i)

The foreign exchange (loss) gain is the difference between translating the foreign currency denominated debt balance to the issuing subsidiary’s functional currency using the foreign exchange rate in effect at the beginning of the reporting period and the foreign exchange rate at the end of the reporting period for the financial periods noted above.

12.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

Equity Offering

On June 26, 2018, the Corporation completed an offering of 17,000,000 additional common shares at $38.00 per common share for gross proceeds of $646,000 and incurred transaction costs of $26,618 for net proceeds of $619,382 which are reflected in The Stars Group’s statement of financial position as at June 30, 2018. The weighted average number of shares outstanding for the calculation of basic and diluted earnings per share in the unaudited pro forma condensed consolidated statements of earnings have been adjusted to give effect to this transaction as if it had occurred on January 1, 2017.

13.	Pro Forma Earnings per Share

Basic and diluted net income per share is calculated by dividing the net income for the period by the pro forma weighted average numbers of common shares that would have been outstanding during the period using the treasury stock method. The weighted average number of common shares was determined by taking the historical weighted average number of common shares outstanding and adjusting for the shares issued under the Acquisition and shares issued under the Equity Offering as follows:

	For the six months ended June 30, 2018	For the year ended December 31, 2017
Numerator
Numerator for basic and diluted earnings per common share - Pro forma net earnings(i)	10,742,000	151,751,000

Denominator
Denominator for basic earnings per common share – weighted average number of common shares	150,523,119	146,818,764
Pro forma adjustment for newly-issued shares related to the Acquisition	37,934,054	37,934,054
Pro forma adjustment for newly-issued shares related to the Equity Offering (see Note 12 Equity Offering)(ii)	16,624,309	17,000,000
Pro forma denominator for basic earnings per common share – weighted average common shares	205,081,482	201,752,818
Effect of dilutive securities	61,925,959	56,888,825
Pro forma dilutive potential for diluted earnings per common share – weighted average common shares	267,007,441	258,641,643

Pro forma basic earnings per common share	$0.05	$0.75
Pro forma diluted earnings per common share	$0.04	$0.59

(i)	For the purpose of this footnote, pro forma net earnings is in whole U.S. dollars.
(ii)

As the common shares were issued on June 26, 2018, the weighted average number of common shares calculation used in the denominator for basic earnings per common shares already included the effects of the share issuance for the last five days of the six months ended June 30, 2018. Accordingly, the share issuance is prorated for the remainder of the six months ended June 30, 2018.